AMEX : ONT
www.on2.com

PE
12-31-04

on2
TECHNOLOGIES

Annual Report
2004

On2 TECHNOLOGIES

April 5, 2005

Dear Shareholders:

On2 had a mixed year in 2004. Management did not reach the revenue and profitability goals that it had set for itself, but the company did enter into a number of agreements that have the potential to make the company's future bright.

Not reaching our revenue goals was primarily affected by our relationship with Beijing E-world. Our arbitration with them began early in the year and did not finish until mid-December. Although the process consumed a great deal of management time and money, the company felt strongly that it needed to assert its rights under the contracts. The arbitration findings did affirm E-world's obligation to complete the work of having a viable chip port and On2 has pledged its cooperation to E-world to support this effort.

The experience with E-world has certainly confirmed our view that doing business in emerging markets may be very promising. However, it carries multiple risks. As we continue out drive to market our video compression globally, we need to maintain our diligence regarding the quality of our potential customers.

There were a number of important relationships that we forged or improved last year. These include companies like Macromedia, XM Satellite Radio, Leapfrog, AOL, Texas Instruments, Arc Industries and Analog Devices. These partnerships, and ones like them, really are the future of the company. They are based on potential recurring revenue on royalties or encoders that can repeat each year against a low, controlled cost base.

During 2004, our engineers also completed the majority of their work on VP7. Several customers, both existing and new, have licensed this new video compression technology. The release of VP7 is a critical step forward in our ongoing development effort to have the most advanced codecs available anywhere. On2 remains primarily an engineering company. Three quarters of our employees are in our development and research facilities in upstate New York and Cambridge, England. The heritage of building best-of-breed technology continues to be the primary driving force behind all of our efforts at the company.

In closing, I would like to thank our shareholders, board and employees. In the five years that I have been with On2, these three groups have sustained our ability to bring outstanding products to our customers and the new markets that they are pioneering.

Douglas A. McIntyre
Chairman, President and Chief Executive Officer

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-KSB

(as amended by Amendment No. 1 to the Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

Commission file number 1-15117.

On2 Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**84-1280679**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
21 Corporate Dr. **Suite 103** **Clifton Park, NY**	**12065**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (518) 348-0099

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name(s) of Each Exchange on Which Listed
Common Stock	American Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Issuer's revenues for the year ended December 31, 2004 were approximately $3,028,000.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed fiscal quarter was approximately $51,123,459.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS:

State the number of shares outstanding of each of the issuer's classes of common stock, $0.01 par value ("Common Stock"), as of the latest practicable date: 88,565,440 shares as of March 14, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Items 9, 10, 11, and 12 of Part III are incorporated by reference from the Company's definitive Proxy Statement for the Annual Meeting of Stockholders, to be held on May 18, 2005. Registrant's definitive Proxy Statement will be filed with the Securities and Exchange Commission on or before 120 days after December 31, 2004.

Transitional Small Business Disclosure Format (Check one): Yes ☐ No

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Table of Contents

PART I

ITEM 1. *Description Of Business*

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and are not statements of historical fact. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "might," "expect," "plan," "anticipate," "project," "believe," "estimate," "predict," "foresee," "potential," "future," "objective," "forecast," "goal" or "continue," the negative of such terms, or other comparable or derivative terminology. These statements are only predictions, and actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and in all cases, such statements are subject to our ability to secure sufficient financing or to increase revenues to support our operations. In this regard, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements contained in this Form 10-K. In evaluating our business, you should give careful consideration to the information set forth below under the caption "Management's Discussion and Analysis -- Risk Factors That May Affect Future Operating Results," in addition to the other information set forth herein.

The inclusion of the forward-looking statements should not be regarded as a representation by us, or any other person, that such forward-looking statements will be achieved. We undertake no duty to update any of the forward-looking statements, whether as a result of new information, future events or otherwise. In light of the foregoing, readers are cautioned not to place undue reliance on the forward-looking statements contained in this report.

Overview

We are a leading video compression technology firm. We have developed a proprietary technology platform and video compression/decompression software ("codec") to deliver high-quality video at the lowest possible data rates over proprietary networks and the Internet to devices such as set-top boxes, personal computers, and wireless and other devices. We offer a suite of products and services, centered around our VPx family of products (e.g., VP6, VP7), that incorporate our proprietary compression technology. Our service offerings include customized engineering, consulting, and encoding services and technical support. In addition, we license our software products, which include video and audio codecs and encoding, player and server software, for use with video delivery platforms.

Development Of Our Business

We detail the history and evolution of our business under the section "*Management's Discussion and Analysis -- Risk Factors That May Affect Future Operating Results - History*".

Business Strategy

Our strategy is to be the premier provider of video compression/decompression software technology and compression tools. We are striving to achieve our goals by implementing the following key strategies:

- developing and expanding our expertise in and commercial applications for video compression and streaming software;
- continuing our research and development efforts to increase the quality of video technology in order to improve the experience of end users;
- leveraging our existing products and services to support new products and services and to expand our presence in multiple industries, including the Internet, wireless applications and consumer electronics; and
- expanding into international markets by contracting with resellers of our products and services.

Our Technology, Products And Services

We have designed our technology to deliver the highest-quality video at the lowest possible data rates and to encode (compress) and decode (decompress) video on comparatively low-powered chips suitable for consumer electronics products. We currently license and develop a number of products related to our TrueMotion line of codecs and TrueCast line of server and player products for proprietary networks, the Internet and consumer electronic industries.

Truemotion(R) 2x (Tm2x)

Originally developed as our state-of-the-art video compression codec in 1998, the TM2X codec is optimized for hard-drive, Kiosk, or CD-ROM based video playback. The TM2X video delivery algorithm was licensed for use in Sega's Dreamcast and Saturn and has also been licensed to gaming developers and manufacturers interested in high quality video on machines with limited processing capabilities.

At the time it was introduced, TM2X offered comparatively high resolutions (320x240, 640x480) and high bit-rates that could play back smoothly on a wide range of CPUs available at the time. The product was part of QuickTime and Video for Windows and can be used in programs such as Adobe Premiere and Terran's Media Cleaner Pro. It is also a cross-platform codec, with QuickTime working on both Macintosh computers and personal computers.

Truemotion VP3 Series

Our TrueMotion VP3 series of codecs includes VP3, VP3.1 and VP3.2. VP3 was introduced in January of 2000 and was the original codec used on our website at data rates between 300 and 400 kbps. VP3.1 was launched in June of 2000 and provided for full-motion, full-screen television quality video over the Internet at data rates as low as 250 kbps, scaling dynamically to 500 kbps and more. Introduced in August of 2000, VP3.2 is designed to offer high-quality video transmission over broadband Internet connections and supply television-quality video at data rates as low as 200 kbps. VP3 files are encoded in multiple bit rates and at optimum frame rates (usually 29.97 fps) within a single file.

Open Source VP3.2

VP3.2 was made available to the open-source community on September 7, 2001, so as to provide software developers an efficient, open source video codec with no platform limitations or restrictive license fees. VP3 became the first true common format that is open, documented and free. We created VP3-based plug-ins for other media formats, such as Apple's QuickTime. With these plug-ins, users can encode content using VP3 plug-in technology engineered to play that content back through these other popular player-formats.

In June 2002 the Company entered into an agreement with the Xiph.Org Foundation, developers of Vorbis, the popular open-source audio codec, for Xiph to be the prime source of support, distribution, and further development of VP3. In addition, with On2's support, Xiph will integrate VP3 into its Ogg Multimedia Framework, providing a full-featured, open-source, royalty-free alternative to expensive solutions such as MPEG-4.

VP4 Codec

Released in the second quarter of 2001, VP4 was initially optimized for set-top boxes and closed area environments, VP4 is widely recognized as being among the most efficient video compression technologies available. VP4 achieves near-DVD quality at 450 kbps and near-VHS quality at 150 kbps at full-screen and full-motion. VP4 offers a 20% bandwidth reduction over some of our competitor's technologies, allowing for greatly reduced costs for comparable quality video.

VP5 Codec

We made VP5 available for license in the second quarter of 2002. VP5 allows a 50% reduction over the bandwidth required to show comparable quality video using VP4. Additional features offered by VP5 include real-time encoding and the ability to handle interlaced content, making it the first codec on the market to offer true broadcast-quality, real-time compression of difficult live material such as sports and action footage at sub-megabit data rates. The ability to handle interlaced content set VP5 apart from the myriad of competitive video codecs available at that time.

VP6 Codec

We launched the Beta version of our TrueMotion VP6 series of codecs in May 2003 and the official version in October 2003, and we have since released updated versions VP6.1 and VP6.2. At the time of VP6's launch, we announced that we would make the VP6 encoder free for personal use for individuals, developers, and companies that register at the On2 website, although organizations or developers who want to license the codec for commercial use must enter into a commercial use license agreement with us. On2 has since ceased offering the VP6 encoder free for personal use. As with prior versions of our codec, VP6 represented a significant improvement over its predecessors, offering a 40% image quality improvement over and 50% faster playback than VP5. VP6 improves upon all the features contained in VP5 and supports real-time encoding at full D1 resolution. It also consistently outperforms Windows Media 9 and H.264 based on tests of Peak Signal-to-Noise Ratios measured at data rates ranging from dial-up (28.8 Kbps) to DVD and HD (6 to 8 Mbps). Since our introduction of VP6, we have ported it to the following digital signal processors (DSPs) across a range of resolutions: Texas Instruments' TMS320C64x, Analog Devices' Blackfin, ARC International's ARCTangent, Equator Technologies' MAP-CA and the ARM 7 and ARM 9. Despite the introduction of VP7, we expect to continue to license VP6 extensively for use with a wide variety of applications on numerous platforms.

VP7 Codec

We introduced our TrueMotion VP7 codec in early March 2005. Like prior versions of the TrueMotion codecs, VP7 shows a marked improvement over its predecessors, producing up to a 30% image quality improvement over VP6. Like its predecessor, in objective PSNR tests, VP7 shows better performance than its main competitors, including Windows Media 9, Real 10, H.264 and MPEG-4-compatible codecs, at data rates ranging from dial-up (28.8 Kbps) to DVD and HD. As with VP6, VP7 also supports real-time encoding at full D1 resolution. VP7 has been developed to run on low-cost DSPs, and On2's engineers are currently working to port VP7 to a number of DSPs.

Audio For Video Codec Technology (AVC)

AVC is an advanced compression algorithm that is ideal for a variety of audio sources, including music, human speech, film and broadcast television. AVC can achieve very high quality audio at bit rates lower than current standards such as MP3 or AC-3. This algorithm is designed for easy portability to embedded devices and can be licensed for a lower per-unit cost than other audio codecs on the market. AVC runs with the VP3, VP4, VP5, VP6, and VP7 video codecs, and this combination can provide a seamless low-bit-rate multimedia experience. VP6 or VP7 combined with AVC is comparable to MPEG-4 combined with AC-3, but with a substantial data rate savings. It is ideal for VOD deployment over DSL or cable networks. AVC also allows for less transfer time and storage space for downloaded files.

On2's Encoder Products

Our Encoder enables content owners to efficiently re-master and compress their assets into the VP4, VP5, VP6, or VP7 format at their own convenience. Beginning with capturing uncompressed video through high quality SDI inputs, users can create an optimized digital file using our proprietary re-mastering tools. These tools are geared toward the video professional that wants exact control over the optimization process. Once the raw file has been optimized, our compression software has the capability of creating multiple data rate compressed files.

On2 recently began selling the NSV QuickTime Plugin for On2 Video, which allows users to encode video in AOL's Nullsoft Video (.nsv) file format. The NSV QuickTime Plugin is designed to work seamlessly with video processing applications that support the QuickTime export component architecture, such as Apple QuickTime Pro, Adobe Premiere Pro, and Discreet Cleaner XL. The NSV QuickTime Plugin also includes aacPlus audio compression technology from Coding Technologies.

On2's Java Player

In 2004, On2 introduced its TrueMotion Streaming Java Applet 1.1, a VP6 video player written in pure Java. The Applet takes advantage of Java's cross-platform interoperability to allow display of On2 Video on Windows, MacOS, Linux, and other environments. On2 believes that the Java Player will permit it to compete with other "playerless" video delivery systems. Such systems are appearing with increasing frequency in web-based video advertising, and we believe that the introduction of our Java Applet will improve our ability to compete in this growing market.

TrueCast(R) Server Software

TrueCast Server Software is designed to take full advantage of our industry-leading VP line of codecs and to guarantee the smoothest delivery of compelling multi-media presentations over private networks (e.g., set-top boxes), embedded platforms or the Internet.

TrueCast comes optimized in two manners: one for transport using our own proprietary protocol, TrueCast Transport Protocol (TTP), and one for RTSP/RTP to various set-top box platforms. TrueCast and VP5/VP6/VP7 are an ideal combination for low-bit-rate Video-

On-Demand systems. Our TrueCast Servers and our encoder provide the necessary tools for high-quality video over low speed IP connections.

In the first quarter of 2005, we released TrueCast version 8.0. This version of TrueCast provides support for multicast presentations, and can simultaneously stream a single audio and video stream from a server, including HTTP-based Web servers, to thousands of users. It also permits local playback of AVI files from a user's hard disk, and set-top box/DSP platforms from Texas Instruments, Equator Technologies, and others.

In the third quarter of 2003, we announced that we have added Microsoft Windows CE to the family of operating systems supported by our TrueCast set-top box solution.

In addition, TrueCast 8.0 is able to stream content that is captured and encoded directly from "live" video sources using the company's revolutionary VP6, VP7 and earlier-generation On2real-time encoders. This feature is ideal for time-critical applications such as streaming live events, video conferencing, Digital Television over DSL, and personal video recorders.

Digital Signal Processor (DSP) and Server Integrations

VP4, VP5 and VP6 have been ported onto a variety of DSPs. The VP6 decoder currently runs on a wide range of DSPs at various resolutions, and the VP6 encoder operates on several DSPs as well. We are also working to port the VP7 decoder and encoder to a number of DSPs. We believe that by porting to these platforms, we will facilitate the use of On2's codec in set-top-box and other consumer device deployments where the availability of low-cost chips is important.

Services

In addition to licensing our software, we offer the following professional services to our customers:

Custom Engineering and Consulting Services

We provide custom engineering and consulting services designed to support customers that are interested in porting and optimizing our technology platform and algorithm libraries into set-top boxes, gaming and wireless devices and other proprietary network applications.

Encoding

We provide encoding services for customers. These services consist of the conversion of archival video and audio content into formats for delivery to end-users.

Research and Development

The focus of our research and development activities is to improve and expand upon our core codec technology, which improves the video experience for end users. Our research and development efforts have enabled us to provide quality video compression and decompression at lower broadband data rates (e.g., DSL) and certain narrowband data rates (e.g., dial-up). We believe that continued advances in our technology are key to the success of our business. Consequently, we devote a substantial portion of our resources to our research and development efforts. Research and development expenses for the year ended December 31, 2004 were $884,000 as compared to $1,124,000 for the year ended December 31, 2003.

Distribution Methods

Our business consists of developing and marketing our software-based technology products and related services. Because we generally sell our software to companies that will integrate the software with their products or distribute the software themselves in connection with their services, and until recently have not regularly attempted to sell products directly to end users, we do not distribute a high volume of individual copies of software. Our customers usually download copies of software that they have purchased by online file transfer, although we will send them a CD-ROM containing the software if they request. While we have distributed tens of thousands of copies of VP3, VP4, and VP6 to users for personal use, those users have also downloaded the software from our web site. Other than temporary interruptions to Internet service, we therefore do not generally suffer from delays in our distribution network. We usually provide our engineering and consulting services and product support from our own facilities.

Sales and Business Development

Our sales and business development departments aim to build relationships that fall into two basic categories: product licensing and professional services. These departments focus on engaging chip-set manufacturers, global cable and telecommunication companies, manufacturers of hardware platforms for consumer electronic and wireless devices, and manufacturers of video-enabled products targeted at commercial and government users. We seek to license our compression software to manufacturers of video or video-enabled equipment and providers of video services, and we seek to encourage developers of chip-sets and software platforms to integrate their products with our codecs. Additionally, our teams focus on selling encoding and streaming software licenses to content providers who are delivering video over proprietary networks and to IP-based end users. Our professional services are usually incident to our product licensing and primarily focus on porting or optimizing our compression technologies to multiple hardware platforms used in video delivery solutions by manufacturers who have licensed our compression technology.

International

We believe that we are well positioned to selectively expand our business internationally. We have focused in particular on identifying and capitalizing on opportunities in Asia and Europe.

For the year ended December 31, 2004, foreign customers accounted for approximately 20% of total revenue. These customers are primarily located in Asia. For the year ended December 31, 2003, foreign customers accounted for approximately 67% of total revenue.

Asia

We believe that Asia, with its numerous broadband networks, is one of the strongest markets for video-on-demand initiatives. Our international sales and business development efforts have been primarily focused in this region to date. Our predecessor corporation, The Duck Corporation, has significant name recognition in Asia, especially among video game developers. Our TM2X software was widely-distributed because of its inclusion in several popular video games, such as Final Fantasy 7 for PC. We are currently involved with several Asian entities that are considering using our video compression and server software in set-top box deployments. We also aim to expand internationally by appointing resellers of our products and services who purchase software licenses from us and sell them in a designated international market. To date, we have signed reseller agreements for both the Japanese and Korean markets.

Beijing E-World

In June 2003, we announced that we had licensed our VP5 and VP6 codecs to Beijing E-World Technology Co. Ltd. (E-World), a consortium of several Chinese consumer electronics manufacturers. Under the terms of the license agreements, we granted E-World:

- A license to use our VP5 and VP6 video compression/decompression technology in E-World's Enhanced Versatile Disk (EVD) technology. EVD is a next-generation videodisk technology being developed by E-World to become the industrial standard for China for the recording and playback of video, audio and data;

- license to use our VP5 and VP6 video compression/decompression technology in a High Definition Television system being developed as a standard for China by E-World and others;

- exclusive rights to use VP5 and VP6 for EVD and HD TV in China, Macau, Hong Kong and Taiwan, and non-exclusive rights for the same products worldwide; and

- exclusive rights to use VP5 and VP6 in video compression products other than EVD and HD TV in China, Macau, Hong Kong and Taiwan, subject to certain exceptions, and non-exclusive rights to these products worldwide

In September, 2003, On2 and E-World amended the exclusivity provisions of the license agreements so that, going forward, On2 and E-World split 50/50 all royalties collected or received by On2 for products and devices sold in China (by On2 or any third parties) that contain On2's VP5 or VP6 compression software.

As discussed in "*Legal Proceedings*", E-World did not pay certain minimum quarterly payments that we believed were due under its license agreements with us, and we commenced an arbitration proceeding seeking damages for E-World's failure to perform. In a ruling issued March 10, 2005, the arbitrator rejected our claims that E-World had breached the agreements and also denied a request by E-World for a declaration as to the meaning of certain language in the contract. The arbitrator further noted that agreements remained in effect and that the parties had a continuing obligation to work to jointly select and port On2's software to two commercial DSPs for use in the EVD players.

E-World has already launched the first generation EVD, which uses MPEG-2 compression technology. In the event that E-World does begin to use VP5 or VP6 in its EVD devices, there is no guarantee that the EVD standard will be widely adopted in China or abroad. In addition, E-World and Chinese authorities may choose to include other companies' video compression technologies in the EVD standard, and although the arbitrator found that E-World had submitted our software for inclusion in the EVD standard, we do not know whether the Chinese authorities ultimately included our software in the standard.

Moreover, one of the advantages that our compression technology has over other companies' technologies is the high compression rates that our software achieves, permitting a full-length, high-definition movie to be stored on a single video disk. Because of the length of time that has elapsed since E-World entered into the license agreements, other competing software- and hardware-based technologies have emerged that could enable competitors (or E-World) to achieve store a full-length, high-definition movie on a single video disk without using On2's technology.

Europe

We continue to pursue sales and business development opportunities in the European market, although we have not yet had the success there that we have had in Asia. We have had success with our U.K.-based partners TVZ Ltd. and QuickLink Ltd. in powering newsgathering and dissemination applications for major news organizations such as the BBC. Despite this, however, we have not yet established the strong relationships with European customers and resellers that we have in Asia, so we intend to continue to focus on increasing the visibility of our compression products in Europe.

Location of Assets and Operations

All of the Company's assets and operations have been and are currently based within the United States, except for two research and development employees located in the United Kingdom. We did not generate any revenue from our United Kingdom operations for the years ended December 31, 2004 and 2003.

Competition

We believe that our principal competitive advantage is our ability to deliver video that is comparable or superior in quality to other compression technologies at significantly lower data rates. In the streaming video market, this attribute significantly reduces the amount of bandwidth necessary to deliver video of similar quality and allows our customers to realize a greater profit on their video delivery initiatives by either:

- lowering the amount of bandwidth that customers need,
- allowing customers to deliver video to more users without increasing bandwidth, or
- permitting customers to deliver good-quality video at lower data rates than those at which other video codecs can operate effectively.
- Increased compression offers similar advantages in storage of video files, enabling customers to:
- store video at a set resolution using less storage capacity than required by competitive compression software;
- store more video at a set resolution in a given storage space than competitive compression software;
- store more video of a higher quality in a given storage space than competitive compression software.

Our business is highly competitive and affected by rapid change. We believe that the principal competitive factors in our business include technological innovation, versatility of products, pricing, availability of content, ease of integration with and availability of use on low-cost processors, customer service, network quality, service offerings and the flexibility to adapt to changing market conditions. We compete with companies such as Microsoft, RealNetworks, and Apple and standards-based codec such as MPEG-2, H.264, MPEG-4 and several codecs that position themselves as "MPEG-4-based. In addition, we increasingly compete with developers of "playerless" video delivery systems such as Destiny Media Technologies, Inc. (Clipstream) and Eyewonder.

The size of our company and the fact that we have developed a proprietary, non-standards-based video codec both help and hinder our ability to compete. Companies such as Microsoft and RealNetworks benefit from name recognition that we do not enjoy. Microsoft is also able to use its market power to support anti-competitive pricing on its products that compete with ours. There are three major standards-based codecs, MPEG-2, H.264, and the less widely-adopted MPEG-4; in addition, Microsoft is proceeding towards establishing a standard, dubbed VC1, based on its Window Media 9 technology. With respect to standards-based codecs, there are numerous developers programming to those standards, and there are certain customers that prefer to license standards-based codecs. In addition, because of significant adoption of standards-based codecs and Windows Media 9, there are a number of chip manufacturers who have designed low-cost chips designed to operate with those codecs. The availability of a range of chips means that potential *customers of* standards-based codecs or Windows Media 9 may not have to incur added cost or experience delays if they choose to use those codecs in their products.

Nevertheless, we believe that our small size and proprietary products frequently are attractive to customers, especially overseas, that will seek to license our products not only because of their superior performance, but also because:

- some customers do not want to license technology from Microsoft or a consortium of large western conglomerates (such as those that own the core intellectual property used in the proprietary codecs);
- we offer flexible licensing terms that do not involve burdensome standards-based licenses and fee structures; and
- we are able to upgrade our technology regularly, because we do not have to submit proposed revisions to slow-acting standards committees.

We also compete with companies that provide encoding services and companies that encode their content in-house. In establishing our business strategy, we face a number of strong, firmly entrenched competitors who are currently providing similar services to low-bandwidth and high-bandwidth users. These and other companies are already providing broadband video-based services and technology. In addition to competition from other content and technology companies, well-established media distribution companies, particularly in the cable television and satellite markets, have established, and continue to seek to establish, interactive, on-demand digital services through the development of sophisticated digital set-top technology and related back-end server systems. Many of our existing competitors have, and some future competitors may have, significantly greater financial and technical resources than we have. See the section "*Management's Discussion and Analysis -- Overview*" for further discussion of our competitors.

Customers

Our customers, and the potential customers of our resellers, typically are large digital communication and media companies, entertainment companies, telecommunication companies and other global corporations that operate within the digital media industry. For the year ended December 31, 2004, one customer accounted for 47% of the Company's total revenues. For the year ended December 31, 2003, three customers accounted for 35%, 19% and 11% of the Company's total revenue. As of December 31, 2004, two customers accounted for 21% and 13% of total accounts receivable. As of December 31, 2003, two customers accounted for 59% and 18% of total accounts receivable.

Intellectual Property

We regard much of our technology as proprietary and try to protect it by relying on trademarks, copyrights, patents, trade secret laws and confidentiality agreements. We view our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success. We currently hold several U.S. patents and have some U.S. and international patent applications pending. We believe that the patents that are currently issued are not material to our business. While we try to ensure that the quality of the On2 brand is maintained through such measures, there can be no assurance that steps we have taken and continue to take to protect our proprietary rights will be adequate or that third parties will not infringe on our intellectual property. In addition, there can be no assurance that third parties will not assert infringement claims against us which, even if not meritorious, could result in the expenditure of substantial resources and management effort.

In connection with our software license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use our proprietary information without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the Internet, and policing unauthorized use of our proprietary information is difficult and expensive. In addition, some of our technology is protected as a trade secrets for which government registration is not available. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. Any misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to either enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs and diversion of resources and management attention.

From time to time, we license from third parties technologies incorporated into some of our products and services. Although we do not currently have material third party technology licenses, as we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

Government Regulation

We are not currently subject to direct regulation by any governmental agency other than rules and regulations that apply to businesses generally, except that certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, which may apply to our products. Laws and regulations specifically pertaining to the Internet are new and developing. These laws or regulations govern matters such as online content, intellectual property, user privacy, e-commerce, information security and taxation. In addition, the applicability of existing laws to the Internet is uncertain and evolving. As a result of this uncertainty, it is difficult to predict the impact, if any, that future regulation or changes in regulation may have on our operations.

Moreover, we may be liable to third parties for any content that we encode, distribute or make available on our website if that content violates a third party's intellectual property rights or violates any applicable laws, such as obscenity laws or defamation laws. Although we try to mitigate this risk by seeking indemnification from our customers and suppliers, we may still be subject to liability if indemnification is not obtained, is contested or does not provide us with enough resources to cover any potential liability.

Employees

As of December 31, 2004, we had approximately 30 full-time employees. Of the total employees, 24 were engineering and product development personnel, 2 were sales and marketing personnel and 5 were general and administrative personnel.

None of our employees are represented by a labor union, and we consider our relationship with our employees to be good. We supplement our work force from time to time with contractors, administrative personnel through employment agencies, and part time employees.

Item 2. ***Description Of Property***

We do not own any real property. We lease approximately 7,246 square feet of space at 21 Corporate Dr., Suite 103, Clifton Park, NY 12065 where our principal executive, administrative and engineering offices are located at an annual rental fee of approximately $108,690. This lease expires on January 31, 2006. In addition, we lease approximately 400 square feet of space for certain of our executives and certain IT staff at 1560 Broadway, 10th Floor, New York, New York 10036. We pay an annual rental fee of approximately $110,000. This lease expires August 31, 2005. Management believes these facilities are all in usable condition and that these facilities are sufficient to meet our needs for the immediate future. Management also believes that both facilities are adequately covered by insurance.

We do not invest in real estate or interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate. It is not our policy to acquire assets primarily for possible capital gain or primarily for income, although during the year ended December 31, 2004 we received 2,224,000 shares of Powerlinx, Inc. common stock as payment of license fees pursuant to the terms of an August 2004 license agreement and $289,000 of revenue was recognized based on the market value of the stock. We also received 469,000 shares of this customer's common stock pursuant to the terms of a license agreement for a license fee of $150,000 that was recognized in 2003. During the year ended December 31, 2004 the Company sold 574,000 shares for proceeds of $89,000 and held 2,119,000 shares with a market value of $445,000 ($0.21 per share) as of December 31, 2004. The market value of these securities was $0.12 per share as of February 23, 2005. The Company's Chief Executive Officer (who is a director and shareholder of the Company) is a director of Powerlinx.

Item 3. ***Legal Proceedings***

On May 3, 2004, On2 commenced arbitration against its customer, Beijing E-World relating to a dispute arising from two license agreements that On2 and E-World entered into in June 2003. Under those agreements, On2 licensed the source code to its video compression (codec) technology to E-World for use in E-World's video disk (EVD) and high definition television (HDTV) products as well as for other non-EVD/HDTV products. We believed that the license agreements imposed a number of obligations on E-World, including the requirements that:

- Commencing in the first calendar quarter of 2004 and continuing through 2005, E-World pay to On2 certain minimum quarterly payments;
- E-World cause On2's software to be included in a new Chinese national standard for EVD by December 31, 2003; and
- E-World use best reasonable efforts to have On2's video codec "ported" to (i.e., integrated with) a chip to be used in EVD players.
- On2's arbitration claim alleged that, despite its obligations under the contracts, E-World had:
- Failed to pay On2 the quarterly payments of $1,232,000, which is currently due and owing;
- Failed to cause On2's software to be included in the EVD standard; and
- Failed to use best reasonable efforts to have On2's video codec ported to a chip.

On2 had requested that the arbitrator award it $4,992,000 in damages under the contract and grant it further relief as may be just and equitable.

E-World responded by denying each of On2's claims and requesting that the arbitrator rule as to the meaning of certain language in the agreements.

On March 10, 2005, the London Court of International Arbitration tribunal released the decision of the arbitrator in On2's proceeding against its licensee, Beijing E-World, for breach of the two source code licenses between On2 and E-World. The arbitrator dismissed each of On2's claims and dismissed E-World's request for a declaration regarding meaning of certain language under the contracts. In particular, the arbitrator ruled that:

- E-World was not obligated to pay minimum royalty amounts beginning in the first quarter of 2004, because the parties had not ported VP6 to a jointly-selected DSP;
- E-World was not yet required to pay the remaining license fee due under the contracts; and
- Because E-World had submitted On2's compression software to be made part of the People's Republic of China industrial standard for EVD prior to December 2003, E-World was not in breach of its obligation to have On2's software included as part of the EVD standard.
- The arbitrator further found that:
- the contracts remain in effect; and
- the parties have a continuing obligation to work towards porting On2's software to two commercially-available DSPs.

The arbitrator found that E-World did include the VP5 and VP6 codecs as part of its standards submissions to the Ministry of Information and China's Standards Accreditation Committee. On2 does not know whether the standards committee approved these recommendations.

Item 4. ***Submission Of Matters To A Vote Of Security Holders***

None.

PART II

Item 5. ***Market For Common Equity And Related Stockholder Matters***

Our common stock is traded on the American Stock Exchange under the symbol "ONT". The following table sets forth for the fiscal periods indicated the high and low bid prices of our common stock, as reported on the American Stock Exchange, since January 1, 2003:

	High	Low
Fiscal Year 2005		
First Quarter (through March 11, 2005)	$ 1.28	$ 0.62
Fiscal Year 2004		
First Quarter	$ 1.66	$ 0.86
Second Quarter	$ 1.24	$ 0.59
Third Quarter	$ 1.04	$ 0.63
Fourth Quarter	$ 0.76	$ 0.50
Fiscal Year 2003		
First Quarter	$ 0.55	$ 0.25
Second Quarter	$ 1.39	$ 0.37
Third Quarter	$ 4.50	$ 1.21
Fourth Quarter	$ 2.22	$ 1.20

There were approximately 309 stockholders of record of our common stock as of March 17, 2005.

It is our present policy not to pay cash dividends and to retain future earnings to support our growth. We do not anticipate paying any cash dividends in the foreseeable future.

Recent Issuances Of Unregistered Securities And Use Of Proceeds From Unregistered Securities

Series A Convertible Debentures

In September 2002, we issued $650,000 principal amount, 5.75%, four-year Series A Secured Convertible Debentures due in 2006 to a group of existing investors and two of our former board members (the "Series A Investors") who were, at the time of issuance, members of our board. The Company received all of the proceeds from the sale of the debentures. The debentures are convertible into the our common stock at a price of $0.112. In addition, we issued to the purchasers of the debentures warrants to acquire our common stock. We sold sixty-five units with a principal amount of $10,000 per unit; each unit contained one warrant to purchase 20% warrant coverage shares of our common stock at $0.112 per share. The debentures require us to pay interest to the debenture holders each November and May. The interest is payable in common stock based on the average closing price of the stock for the ten trading days prior to the payment date. The debentures are convertible into 5,804,000 shares of our common stock. The warrants are convertible into 1,161,000 shares of our common stock. We relied on Section (4)(2) of the Securities Act in issuing the debentures and warrants without registration. To date, the Series A Investors have converted an aggregate of $300,000 of the Series A Secured Convertible Debentures into shares of our common stock.

Series D Convertible Preferred Stock

On October 28, 2004, the Company completed a private placement of its convertible securities (the "MidSummer Transaction") to MidSummer Investment Ltd. and Islandia L.P. (the "Series D Investors"). The Company received gross proceeds of $4,000,000 and net proceeds of approximately $3,699,000. The Company paid a fee of $240,000 to H.C. Wainwright & Co., Inc. ("Wainwright"), and issued certain common stock warrants described below, for Wainwright's services as placement agent in the MidSummer Transaction. In addition, the Company paid approximately $61,000 in additional fees relating to the MidSummer Transaction and registration for resale of the Common Stock issuable upon conversion of the securities issued in connection with the MidSummer Transaction. In exchange for the proceeds, the Company issued 4,000 shares of a new Series D convertible preferred stock (the "Series D Preferred Stock"), which are convertible into an aggregate of 5,714,286 shares of the Company's common stock, par value $0.01 (the "Common Stock"). The Series D Preferred Stock is subject to a guaranteed 8% annual dividend, payable quarterly, and is mandatorily redeemable by the Company over an eighteen-month period starting in October 2006. Such redemptions can be made in cash or Common Stock, at the Company's option. If redemptions are made in Common Stock, the shares are valued at the average of the volume weighted average trading price of the Common Stock for the twenty trading days immediately prior to the redemption date. In addition, the Company granted the Investors a Series A Warrant and Series B Warrant, each of which is convertible into 2,994,011 shares of Common Stock. The Series A Warrant, which has been exercised as described below, bore an exercise price of $0.65 and could be redeemed by the Company for $0.01 if the Common Stock trades at or above $0.845 for 10 consecutive trading days at any point after the shares of Common Stock underlying the Series A Warrant had been registered for resale. The Series B Warrant bears an exercise price of $0.76 and expires on October 27, 2009. The Series D Preferred Stock and warrants are subject to weighted-average anti-dilution protection for issuances of securities below the conversion price. We relied on Section (4)(2) of the Securities Act in issuing the debentures and warrants without registration.

On October 28, 2004, the Company issued to Wainwright 285,714 warrants (the "Wainwright Warrants"); these warrants were further payment, in addition to the $240,600 cash fee described above, for Wainwright's services as placement agent in connection with the MidSummer Transaction. Warrants in this series are convertible into Common Stock at an exercise price of $0.70 per share, expire on October 27, 2009, and are subject to weighted-average anti-dilution protection for issuances of securities below the conversion price.

The Company has filed a registration statement with the SEC for resale of the Common Stock issuable upon conversion of the Series D Preferred Stock, Series A Warrants, Series B Warrants, and Wainwright Warrants. The Series D Investors have since exercised all of the Series A Warrants and have paid the exercise price of $1,946,000 to the Company. Upon receipt of the Series A Warrant exercise fee, the Company paid Wainwright a cash fee of $60,000 as further compensation for acting as placement agent on the MidSummer Transaction.

Item 6. ***Management's Discussion And Analysis Of Financial Condition And Results Of Operations***

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements, including the notes thereto, appearing elsewhere in this report.

Overview

We are a leading video compression technology firm. We have developed a proprietary technology platform and video compression/decompression software ("codec") to deliver high quality video at the lowest possible data rates over proprietary networks and the Internet to set-top boxes, personal computers and wireless devices. We offer a suite of products and services that encompass our proprietary compression technology. Our service offerings include customized

engineering, consulting services, technical support and high-level video encoding. In addition, we license our software products, which include video and audio codecs, encoding and server software, for use with video delivery platforms.

Company History

Founded in 1992 as The Duck Corporation, a privately owned entity, we originally developed and marketed compression technology that enabled developers of computer video games, video games for dedicated video game consoles and multi-media presentations on computers to convert an analog video signal to a digital video signal, and to compress the signal for storage and playback on the required device.

In June of 1999, The Duck Corporation was merged with and into a wholly owned subsidiary of Applied Capital Funding, Inc., a public company whose name was concurrently changed to On2.com Inc. and subsequently changed to On2 Technologies, Inc. At that time, we had developed proprietary technology that enabled the compression, storage and streaming of high quality video signals over high bandwidth networks (i.e. broadband). We adopted a business model in which we would develop our own broadband content network powered by our proprietary technology. We intended to generate revenue through advertising sales and electronic commerce. Through the first quarter of 2000, we devoted substantially all of our efforts to building a content network and enhancing the technology to operate it. In that time, we made three acquisitions: MetaVisual Creations Limited ("Metavisual"), Celebrity Interviews ("CII") and Quickband Networks, Inc. ("Quickband"). Metavisual was a compression technology firm located in the United Kingdom and had developed its own video compression technology. That technology is instrumental in the compression technology we offer today. CII and Quickband were entities that had created, and had the resources to continue to create, content that we had intended to incorporate into our content network. Through CII and Quickband, we primarily acquired produced content, certain distribution arrangements and certain production personnel.

By the second quarter of 2000, with the rapid decline in the Internet industry and the lack of interest in content networks, we determined that operating a content network would not be profitable for the foreseeable future. This was evident through rapid declines in Internet advertising and electronic commerce, the two areas in which we intended to generate our revenues. At no time did we generate any revenues from the content network. Revenues generated from any content related assets were the result of legacy arrangements in place prior to our acquisitions of CII and Quickband. As such, we decided to cease production on our content network and developed a strategic business model to distribute our video compression technology to IP based clients as well as those offering video through proprietary networks and consumer electronics and wireless devices. This is the business model under which we currently operate.

In view of the rapidly evolving nature of our business and our limited operating history, we have limited experience forecasting our revenues and operating costs. Therefore, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance. To date, we have incurred substantial costs to create technology products and services. As of December 31, 2004, we had an accumulated deficit of $111.3 million. We will continue to incur costs to develop, introduce and enhance products and services, build brand awareness and grow our business. We may also incur significant additional costs related to technology, marketing or acquisitions of businesses and technologies to respond to changes in this rapidly developing industry. These costs may not correspond with any meaningful increases in revenues in the near term, if at all. As such, these costs may result in negative operating cash flows until such time as we generate sufficient revenues to offset such costs.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared under accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates. We have disclosed all significant accounting policies in note 1 to the consolidated financial statements included in this Form 10-KSB. The consolidated financial statements and the related notes thereto should be read in conjunction with the following discussion of our critical accounting policies. Our critical accounting policies and estimates are:

- Revenue recognition
- Equity-based compensation

Revenue Recognition. We currently recognize revenue from professional services and the sale of software licenses. As described below, significant management judgments and estimates must be made and used in determining the amount of revenue recognized in any given accounting period. Material differences may result in the amount and timing of our revenue for any given accounting period depending upon judgments made by or estimates utilized by management.

We recognize revenue in accordance with SOP 97-2, "SOFTWARE REVENUE RECOGNITION" ("SOP 97-2"), as amended by SOP 98-4, "DEFERRAL OF THE EFFECTIVE DATE OF SOP 97-2, SOFTWARE REVENUE RECOGNITION" and SOP 98-9,

"MODIFICATION OF SOP 97-2 WITH RESPECT TO CERTAIN TRANSACTIONS" ("SOP 98-9"). Under each arrangement, revenues are recognized when a non-cancelable agreement has been signed and the customer acknowledges an unconditional obligation to pay, the products or applications have been delivered, there are no uncertainties surrounding customer acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as product licenses, post-contract customer support, or training. The determination of the fair value is based on the vendor specific objective evidence available to us. If such evidence of the fair value of each element of the arrangement does not exist, we defer all revenue from the arrangement until such time that evidence of the fair value does exist or until all elements of the arrangement are delivered.

Our software licensing arrangements typically consist of two elements: a software license and post-contract customer support ("PCS"). We recognize license revenues based on the residual method after all elements other than PCS have been delivered as prescribed by SOP 98-9. We recognize PCS revenues over the term of the maintenance contract or on a "per usage" basis, whichever is stated in the contract. Vendor specific objective evidence of the fair value of PCS is determined by reference to the price the customer will have to pay for PCS when it is sold separately (i.e. the renewal rate). Most of our license agreements offer additional PCS at a stated price. Revenue is recognized on a per copy basis for licensed software when each copy of the licensed software purchased by the customer or reseller is delivered. We do not allow returns, exchanges or price protection for sales of software licenses to our customers or resellers, and we do not allow our resellers to purchase software licenses under consignment arrangements.

When engineering and consulting services are sold together with a software license, the arrangement typically requires customization and integration of the software into a third party hardware platform. In these arrangements, we require the customer to pay a fixed fee for the engineering and consulting services and a licensing fee in the form of a per-unit royalty. We account for engineering and consulting arrangements in accordance with SOP 81-1, "ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION TYPE AND CERTAIN PRODUCTION TYPE CONTRACTS," ("SOP 81-1"). When reliable estimates are available for the costs and efforts necessary to complete the engineering or consulting services and those services do not include contractual milestones or other acceptance criteria, we recognize revenue under the percentage of completion contract method based upon input measures, such as hours. When such estimates are not available, we defer all revenue recognition until we have completed the contract and have no further obligations to the customer.

Encoding Services consist of services that convert video and audio content into formats for delivery to end-users. Encoding services are generally provided under per unit or time and materials contracts. Under these contracts, we recognize revenue when services have been rendered and we have no further interest or obligation in the goods and services, which is generally the date on which the goods or services have been delivered to the customer.

Equity-based compensation. SFAS No. 123, "Accounting for Stock-Based Compensation" encourages the use of the fair value based method of accounting for stock-based employee compensation. Alternatively, SFAS No. 123 allows entities to continue to apply the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and provide pro forma disclosures of net income (loss) and earnings (loss) per share, as if the fair value-based method of accounting had been applied to employee awards. The Company has elected to continue to apply the provisions of APB Opinion 25 and provide the disclosures required by SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure."

Results Of Operations

Revenue. Revenue for the year ended December 31, 2004 were $3,028,000 as compared to $3,302,000 for the year ended December 31, 2003. Revenue for the years ended December 31, 2004 and 2003 were derived from engineering and consulting services, the sale of software licenses and royalties. The following table sets forth the allocation of revenues, in terms of percentages, for the years ended December 31, 2004 and 2003:

	2004	2003
Licensing	85 %	81 %
Engineering services and support	14 %	19 %
Royalties	1 %	
Total	100 %	100 %

For the years ended December 31, 2004 and 2003, engineering services and support revenue and software licenses were the significant revenue streams and are expected to be the significant future revenue streams as we continue to provide these services and products to clients who deliver high quality video to proprietary networks, consumer electronic devices, wireless applications and IP based end users. As we go forward, we expect our revenue from royalties to become an increasing component of our licensing revenues.

Operating Expenses

The Company's operating expenses consist of cost of revenues, research and development, sales and marketing and general and administrative expenses. Operating expenses for the year ended December 31, 2004 were $6,518,000 as compared to $5,665,000 for the year ended December 31, 2003.

Cost of Revenue. Cost of revenue includes personnel, related overhead expenses, fees paid for licensed technology, depreciation costs and the amortization of purchased technology. Cost of revenue was $1,437,000 for the year ended December 31, 2004 as compared to $1,506,000 for the year ended December 31, 2003. Cost of revenue decreased $69,000 for the year ended December 31, 2004, due to a $463,000 decrease in amortization of purchased technology, offset by an increase of $165,000 in equity-based compensation and $235,000 in additional personnel costs. Purchased technology was fully amortized in 2003.

Research and Development. Research and development expenses primarily consist of salaries and related expenses associated with the development and production of our products and services, related overhead expenses and depreciation costs. Research and development expenses were $884,000 and $1,124,000 for the years ended December 31, 2004 and 2003, respectively. The decrease is primarily attributed to a decrease in personnel and depreciation associated with research and development. We believe that continued investments in research and development are necessary to improve our competitive advantage and we will continue to invest in such costs as considered necessary.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related costs, tradeshow costs, marketing and promotional costs incurred to create brand awareness and public relations expenses. Sales and marketing expenses for the year ended December 31, 2004 were $459,000 as compared with $527,000 for the year ended December 31, 2003. The decrease is primarily attributable to a decrease in personnel and tradeshow costs. We intend to continue to recruit and hire experienced personnel, as necessary, to sell and market our products and services.

General and Administrative. General and administrative expenses consist primarily of salaries and related personnel costs for general corporate functions including finance, human resources, outside legal and professional fees, stock listing fees, reserve for uncollectible accounts receivable and insurance. General and administrative costs for the year ended December 31, 2004 were $3,068,000 as compared with $2,448,000 for the year ended December 31, 2003. The increase is attributable to an increase in legal fees, stock listing fees and an increase in the reserve for uncollectible accounts receivable partially offset by decreases in depreciation and insurance costs.

Equity-based Compensation, During 2004 the Company granted restricted stock to its employees and directors as compensation. The company issued 870,000 shares of its common stock, with a fair value of $835,000. The related compensation expense of $835,000 was recognized in 2004.

Interest and Other Income (Expense), Net. Interest and other income (expense) was $47,000 for the year ended December 31, 2004 as compared with $(2,000) for the year ended December 31, 2003. Interest and other income (expense) primarily consists of net gains on marketable equity securities and interest earned on our cash and cash equivalent balances, offset by interest on capital lease obligations and indebtedness, and the amortization of debt discounts. The increase in interest and other income for the year ended December 31, 2004, is primarily a result of a net gain on marketable equity securities in 2004 partially offset by the E-Coin settlement received in 2003.

Income Taxes. Income taxes reflect state and local taxes and for the year ended December 31, 2004 were $2,000 as compared with $10,000 for the year ended December 31, 2003.

At December 31, 2004, we had approximately 30 full-time employees. We expect to hire employees as necessary in order to attain our strategic objectives.

Liquidity and Capital Resources

At December 31, 2004, we had cash reserves of $5,418,000 as compared with $2,963,000 at December 31, 2003. At December 31, 2004 we had working capital of $5,466,000 as compared with $3,520,000 at December 31, 2003.

Net cash used in operating activities was $2,108,000 and $1,980,000 for the years ended December 31, 2004 and 2003, respectively. The increase in net cash used in operating activities is primarily attributable to an increase in our net loss, the receipt of marketable equity securities received as payment of a license fee, and a decrease in depreciation and amortization, partially offset by an increase in equity-based compensation, a decrease in accounts receivable and an increase in accounts payable and accrued expenses.

Cash flows from investing activities were $70,000 and ($39,000) for the years ended December 31, 2004 and 2003, respectively. The increase is attributable to proceeds from the sale of marketable equity securities.

Net cash provided by financing activities was $4,517,000 and $4,431,000 for the years ended December 31, 2004 and 2003, respectively. The increase is attributable to proceeds received from the issuance of Series D Preferred Stock partially offset by decreases in proceeds from the sale of common stock and the exercise of common stock options and warrants.

The Company currently has no material commitments for the next 12 months other than those under operating lease arrangements. These arrangements consist primarily of lease arrangements for the Company's office space in Clifton Park and New York City. The aggregate required payments for the next 12 months under these arrangements are $145,000. Additionally, notwithstanding the above, our most significant non-contractual operating costs for the next 12 months are compensation and benefit costs, insurance costs and general overhead costs such as telephone and utilities. During 2005, we anticipate incurring approximately $500,000 per month in cash operating costs.

The Company believes that existing funds are sufficient to fund its operations through 2005. The Company plans to increase cash flows from operations principally from increases in revenue generated from its compression technology services and products. The Company may also pursue additional financings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors That May Affect Future Operating Results."

In October 2004, the Company designated 4,000 shares of its authorized preferred stock as Series D Convertible Preferred Stock, $0.01 par value ("Series D Preferred") and completed the sale of 4,000 shares of Series D Preferred at $1,000 per share to two institutional investors, led by Midsummer Investment Ltd., for net proceeds of $3,699,000. The Series D Convertible Preferred is convertible at any time into common stock at an initial conversion price of $0.70 per share of common stock.

The Series D Preferred is mandatorily redeemable by the Company over an 18-month period beginning in October 2006. Such redemptions can be made in cash or Common Stock, at the Company's option. If redemptions are made in Common Stock, the shares are valued at the average of the volume weighted average trading price of the Common Stock for the 20 trading days immediately prior to the redemption date.

The Investors also received one-year warrants to purchase an aggregate of 2,994,000 shares of common stock at an exercise price of $0.65 per share and five-year warrants to purchase an aggregate of 2,994,000 shares of Common Stock at an exercise price of $0.76 per share. The Series D Preferred and warrants are subject to certain anti-dilution protection for issuances of securities below the conversion price. Holders of Series D Preferred are entitled to receive an 8% annual cumulative dividend, payable quarterly in cash or shares of Common Stock at the Company's option, subject to the satisfaction of certain conditions.

The Series D Preferred includes a liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series D Preferred are entitled to receive an amount equal to $1,000 per share. The liquidation price per share would be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's junior securities.

In July 2001 the Company entered into a Software Development and License Agreement with Real Networks, Inc. Under terms of the agreement, we agreed to develop a software plug-in to RealPlayer that would allow consumers to play files encoded in our VP4 and VP5 compression format using the RealPlayer. In conjunction with the development of the codec software, we also agreed to develop a software plug-in to the RealSystem Server that would enable broadcasters to stream VP4 and VP5 encoded files and a software plug-in to the RealProducer that would enable users of the RealProducer to encode content using VP4 and VP5. In order for us to develop the plug-ins described in the RealNetworks agreement, RealNetworks was required to provide us with certain development software as well as fulfill certain other obligations. RealNetworks failed to deliver such software and perform such other obligations. After honoring the contract from its inception and attempting to resolve the situation with RealNetworks for over 9 months through business discussions, in May 2002 we notified RealNetworks that we were terminating the agreement. RealNetworks responded and disputed our right to terminate the agreement and further claimed that we were in breach of the agreement. We responded by reiterating our positions. We have not had any contacts or discussions with RealNetworks since delivering this response. As a result, we are not generating significant revenues from the sale of RealNetworks related products.

The Company believes that our May 2002 termination of the RealNetworks agreement was effective. However, because the arrangement with RealNetworks was exclusive in certain respects, should it hereafter be determined that such termination was not effective, we could be restricted from supporting other software platforms, including certain components of our own software platforms and, although we do not believe that it would be the case, we might be found to have breached the agreement with RealNetworks. Whether we might have liability to RealNetworks depends on a variety of factors, including whether RealNetworks met its obligations to us, whether it caused any breach that we might have committed and whether it otherwise has liability to us in connection with the agreement.

In December 2000 and 2001, the Company entered into common stock purchase agreements with an accredited investor for the sale, from time to time over 36 month terms, of the Company's Common Stock. During the year ended December 31, 2003, the Company issued 3,387,000 shares of its Common Stock and received proceeds of $1,314,000 in connection with these agreements. As of

December 31, 2004 these agreements have expired.

We have experienced significant operating losses and negative operating cash flows to date. Our management's plan to increase our cash flows from operations relies significantly on increases in revenue generated from our compression technology services and products. However, there are no assurances that we will be successful in effecting such increases. The market for distribution of compression technology services is highly competitive. Additionally, our capital requirements depend on numerous factors, including market acceptance of our technology and services, research and development costs and the resources we spend on marketing and selling our products and services. Additionally, we continue to evaluate investments in complementary businesses, products and services, some of which may be significant.

Impact of Recently-Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) addresses the accounting for transactions in which an enterprise exchanges its equity instruments for employee services. It also addresses transactions in which an enterprise incurs liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. The cost of employee services received in exchange for equity instruments, including employee stock options, is to be measured on the grant-date fair value of those instruments. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of SFAS 123R on our financial position and results of operations.

Limitation on Use of Net Operating Loss and Other Tax Credit Carry-Forwards

At December 31, 2004, the Company had available net operating loss carry-forwards of approximately $80,629,000. The net operating loss carry-forwards expire at various dates through 2024.

Section 382 of the Internal Revenue Code provides that when a corporation undergoes an "ownership change," the corporation's use of its net operating losses is limited in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent stockholder.

The merger of The Duck Corporation with and into a wholly owned subsidiary of Applied Capital Funding, Inc. may have involved an "ownership change" and thus we may be unable to use a material portion of our available net operating loss carry-forwards. Furthermore, in the ordinary course of the Company's business operations we have and may continue to issue shares in conjunction with acquisitions or additional financing, in order to meet the Company's growth objectives and liquidity constraints. In addition, the exercise of outstanding warrants and certain options to purchase shares of Common Stock may require us to issue additional shares of Common Stock. Past and future issuances of shares of Common Stock may limit our ability to use a substantial amount of our available net operating loss carry-forwards to reduce future taxable income.

The extent of the actual future use of our net operating loss carry-forwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our net operating loss carry-forwards before they would otherwise expire.

Risk Factors That May Affect Future Operating Results

In evaluating our business, prospective investors and shareholders should carefully consider the following risks in addition to the other information in this 10-KSB or in the documents referred to in this 10-KSB. Any of the following risks could have a material adverse impact on our business, operating results and financial condition and result in a complete loss of your investment.

We may need to obtain additional cash to operate our business, and to be able to execute our business plan and may not achieve profitability.

Since our inception, we have incurred significant losses and negative cash flow from operations, and as of December 31, 2004, we had an accumulated deficit of approximately $111.4 million. On February 28, 2005, we had cash reserves of approximately $8,700,000. During fiscal 2005, we expect to meet our working capital obligations and other cash requirements with cash derived from the sale of our products and services and from our cash reserves. There can be no assurance, however, that cash derived from the sale of our products and services will be sufficient for our operating needs or that we will be able to achieve profitability on a consistent basis, if at all. In the event that cash used in operations is higher than anticipated and we are unable to secure additional funding, in order to preserve cash, we would be required to further reduce expenditures and effect further reductions in our corporate infrastructure, either of which could have a material adverse effect on our ability to continue our current level of operations. Even if we obtain additional working capital in the near future, to the extent that operating expenses increase or we need additional funds to make acquisitions, develop new technologies or acquire strategic assets, the need for additional funding may be accelerated and there can be no assurances that any such additional funding can be obtained on terms acceptable to us, if at all.

If we cannot generate sufficient positive cash flows from our operations, our operating results and our stock price may be negatively impacted.

We currently do not generate sufficient revenues to offset our operating costs. Moreover, as we continue to expand our product and service offerings to maintain our competitive advantage, we may be required to incur additional costs to hire and retain additional personnel, license complementary third party technology for use in our proprietary software or expand both our international and domestic presence to enter new markets. These costs may significantly increase our current level of monthly operating expenses. Failure to generate sufficient capital through both our revenue streams and financings may require us to execute additional corporate restructurings, scale back our product or service offerings or limit the markets into which we enter. Any of these items, or a combination thereof, could have a harmful effect on our operating results and our stock price.

We have a history of losses and negative cash flow from operations and anticipate continued losses.

We have not achieved profitability, and it is a possibility that we will continue to incur operating losses for the foreseeable future as we fund operating and capital expenditures in implementing our business plan. Our business model assumes that consumers will be attracted to and use broadband-specific video compression technology to access content available on customer Web sites or over proprietary networks that will, in turn, allow us to provide our technology solutions to customers. Our business model is not yet proven, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. Our business strategy may be unsuccessful and we may not be able to adequately address all or any of these risks. Even if we are able to achieve profitability, we may be unable to sustain or increase our profitability. In either case, our operating results and liquidity would be harmed.

Because we changed our strategic operating model, we are a relatively new company and we may be unable to make the changes necessary to operate as a new company and execute our business plan.

From June 1999 to April 2000, we were primarily engaged in the development of interactive, broadband web channels with television-quality video. In April 2000, we implemented a new business plan focusing on the distribution of our video compression technology for use over the Internet and in proprietary networks, such as those networks, which include set-top boxes. As a result, our company is a relatively new venture. In transitioning to our new business model, we have substantially changed our business operations, sales and implementation practices, customer service and support operations and management focus. If we are not successful, we may not achieve profitability. To implement our business plan and achieve profitability, we face new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a new range of sources, the need to develop strategic relationships and other risks described below.

Our ability to generate profits will depend on our ability:

- to attract customers to use our technology infrastructure and support services;
- to generate revenues from software licensing and sales, broadband streaming services and consulting and engineering services for customers wishing to deliver broadband content to end users; and
- to control costs.

Our stock price may fluctuate for reasons beyond our control, which could result in losses on your investment in our stock.

Fluctuations in the market price of our common stock may adversely affect our access to capital and financing and our ability to attract and retain qualified personnel. Historically, our common stock price has fluctuated widely, with a 52-week range as of February 23, 2005 of $0.51 to $1.18. We expect fluctuations to continue in the future for a number of reasons, including:

- quarterly variations in our operating results;
- competitive announcements;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- news relating to trends in our markets; and
- changes in financial estimates by securities analysts or failure to meet analyst estimates.

In addition, the stock market generally has experienced significant price and volume fluctuations, and the market prices of companies in our industry have been highly volatile. Due to the volatility of the stock market generally, the price of our common stock could fluctuate for reasons beyond our control.

The sale of shares eligible for future sale in the open market may cause our stock price to decline and could hinder our future ability to raise capital.

Sales of significant amounts of our common stock in the public market in the future, the perception that sales will occur or the registration of shares could significantly depress the market price of our common stock or hinder our future ability to raise capital. We have granted some of the holders of those securities demand registration rights and anti-dilution. We may also issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under the stock option plans.

Because we depend on the growth of broadband internet use, if growth for broadband declines, our revenue may decline and we may not achieve profitability.

We derive, and expect to continue to derive substantially all of our revenue from the sale of technology and services used over Internet connections and proprietary networks that require broadband access. If the long-term growth in demand for broadband access does not grow as we expect, the demand for many of our products and services may decline or grow more slowly than we expect. As a result, we may not be able to grow our business, and our revenue and profitability may decline from current levels.

Broadband web usage may be inhibited for a number of reasons, such as:

- inadequate network infrastructure;
- security concerns;
- inconsistent quality of service; and
- availability of cost-effective, high-speed service.

If we are unable to continue to attract, retain and motivate highly skilled employees, we may not be able to execute our business plan.

Our ability to execute our growth plan and be successful depends on our continuing ability to attract, retain and motivate highly skilled employees. As we continue to grow, we will need to hire additional personnel in all operational areas. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, customers could experience delays in service, which could, in turn, adversely affect our operating results and revenue. Additionally, retention of highly skilled employees may require additional personnel costs or the issuance of certain equity compensation. These factors would reduce profitability and the price of our common stock.

Much of our technology relies on owned or licensed intellectual property, and if such rights are not protected from the use of others, including potential competitors, our business prospects may be harmed.

The failure to protect our intellectual property could seriously harm our businesses and prospects because we believe that our technology is unique and that its proprietary nature is critical to our success. If our prospects are harmed, the price of our common stock may decline because we may be less attractive to investors. Our efforts to protect our intellectual property through trademarks, copyrights, patents, trade secret laws, access to information and confidentiality agreements may not be adequate to protect our proprietary rights. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use our proprietary information without our authorization or to develop similar technology independently. In addition, effective trademark, copyright and trade secret protection may not be available in every country in which our products and services are made available, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. In the future, we may need to go to court to either enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs and diversion of resources and management attention.

Although we do not currently license material third party technologies the loss of which could adversely affect our business, we do from time to time license from third parties technologies incorporated into some of our products and services. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

The broadband video services and technology markets are highly competitive, and our failure to compete effectively could hurt our

revenue and reduce our gross margins and profitability.

We face significant competition in the market for our technology and services. In establishing our broadband strategy, we face a number of strong, firmly entrenched competitors, who are currently providing similar services to low-bandwidth users and high-bandwidth users and have greater financial, technical and marketing resources than us. These and other companies have announced plans to provide broadband video-based services and technology. In addition to competition from other Internet content and technology companies, well-established media distribution companies, particularly in the cable television and satellite markets, have established, and continue to seek to establish, interactive, on-demand digital services through the development of sophisticated digital set-top technology and related back-end server systems. Those competitors could cause us to lose customers and impair our ability to attract new customers.

If we fail to keep pace with technological advances in our industry or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our revenue and profitability may decline.

Our future success depends, in large part, on our ability to use leading technologies effectively, to develop our technological expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. We are unable to predict which technological developments will challenge our competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment. Our failure to respond in a timely and effective manner to new and evolving technologies could have a negative impact on our operating results and financial condition.

Potential customers may not purchase our technology and services at anticipated levels if internet capacity constraints continue to impair the ability of consumers to access our web site or our customer's web sites, which could hinder our ability to generate revenue.

Our success will depend, in large part, upon a robust communications industry and infrastructure for providing Internet access and carrying Internet traffic. Lack of the necessary infrastructure or broadband capacity will limit our ability to generate revenue from encoding and streaming services. The Internet may ultimately not prove to be a viable commercial medium because of:

- inadequate development of the necessary infrastructure such as a reliable network backbone;
- failure to timely develop complementary products such as high speed modems that will enable broadband access for individuals;
- delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; or
- increased government regulation.

If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

A third-party could seek to prevent us from supporting certain software platforms, including certain components of our own software platforms.

As a result of a dispute with RealNetworks, in May 2002 we notified RealNetworks that we were terminating our July 2001 agreement with Real. Because the arrangement with RealNetworks was exclusive in certain respects, should it hereafter be determined that our termination of the agreement was not effective, we could be restricted from supporting other software platforms, including certain components of our own software platforms. In such event, we may encounter difficulty in selling or licensing our products and achieving expected revenue levels. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Regulatory changes in the internet industry involve uncertainties, and the resolution of these uncertainties could adversely affect our business by raising our costs or reducing potential revenues.

Although we are not currently subject to direct regulation by any governmental agency other than rules and regulations that apply to businesses generally and any export and import controls which may apply to our products, laws and regulations specifically pertaining to the Internet are new and developing. These laws, when enacted may require us to comply with new procedures or limit the scope of our technology or services, which could raise our expenses or reduce our revenues. The developing laws and regulations govern matters such as online content, intellectual property, user privacy, e-commerce, information security and taxation. Moreover, we may be liable to third parties for any content that we encode, distribute or make available on our website if that content violates a third party's intellectual property rights or violates any applicable laws, such as obscenity laws or defamation laws. In addition, the applicability of existing laws to the Internet is uncertain and evolving.

We may never recover the minimum royalties provided under the e-world contracts and our software may never be included in the evd standard.

In June 2003, we entered into two agreements with Beijing E-World. Under those agreements, we licensed the source code to our video compression (codec) technology to E-World for use in E-World's videodisk (EVD) and high definition television (HDTV) products as well as for other non-EVD/HDTV products. We believed that the license agreements imposed a number of obligations on E-World, including the requirements that:

- Commencing in the first calendar quarter of 2004 and continuing through 2005, E-World pay to On2 certain minimum quarterly payments;
- E-World cause our software to be included in a new Chinese national standard for EVD by December 31, 2003; and
- E-World use best reasonable efforts to have our video codec "ported" to (i.e., integrated with) a chip to be used in EVD players.

Our agreements with Beijing E-World provide for payment of minimum royalties for the eight fiscal quarters beginning in the first quarter of 2004. The quarterly payments are $410,500 for each quarter of 2004 and $837,500 for each quarter of 2005. In May 2004, we commenced arbitration against E-World for failing to pay the quarterly minimums. In March, 2005, the arbitrator in our dispute with E-World ruled that E-World was not obligated to pay the minimum quarterly payments for the previous quarters, because the parties had not jointly selected, and ported VP6, to a commercial digital signal processor (DSP) to use in EVD players. The arbitrator's ruling does not clearly state whether we will be entitled to receive eight quarters of minimum payments if the parties do port VP6 to a DSP at some time in the future. It is therefore possible that E-World will not have to pay us any of the minimums if VP6 is not ported by the end of 2005. In that event, since E-World would not be obligated to use our software in its products, we might never receive any additional royalties, and the only payment that we could receive under the agreements would be the $750,000 in unpaid license fees due after the parties have completed the selection of and porting VP6 to two DSPs. It is possible, however, that the parties will never agree on the selection of two DSPs, in which case we might never receive any additional license fees under the agreements.

In addition, the arbitrator ruled that, by submitting On2's software as part of the proposed EVD standard, E-World had complied with its obligation to have our software included in the EVD standard. We do not know, however, whether the Chinese government has accepted On2's software for inclusion in the standard. Accordingly, E-World may claim that it has no continuing obligation to attempt to get On2's software included in the EVD standard, and it is therefore possible that we may never be included in the EVD standard.

Effects of anti-takeover provisions could inhibit potential investors or delay or prevent a change of control that may favor you.

Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could, together or separately:

- discourage potential acquisition proposals;
- delay or prevent a change in control; and
- limit the price that investors might be willing to pay in the future for shares of our common stock.

In particular, our board of directors is authorized to issue up to 20,000,000 shares of preferred stock (less any outstanding shares of preferred stock) with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock.

We have never paid common stock dividends and do not anticipate paying common stock dividends in the foreseeable future.

We currently intend to retain earnings, if any, to support our growth strategy. We do not anticipate paying dividends on our common stock in the foreseeable future.

Item 7. *Financial Statements And Supplementary Data*

The consolidated financial statements are included herein and filed as a part of this report. See Index on page F-1.

Item 8. *Changes In And Disagreements With Accountants On Accounting And Financial Disclosure*

None.

Item 8a. ***Controls And Procedures***

(a) *Evaluation of Disclosure Controls and Procedures*

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934), as of the end of the period covered by this Form 10-KSB for the fiscal year ended December 31, 2004 (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, our disclosure controls and procedures were operating effectively.

(b) *Changes in Internal Controls*

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act, that occurred during the fiscal quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 9. Directors, Executive Officers, Promoters And Control Persons; Compliance With Section 16(A) Of The Exchange Act

The information required is incorporated by reference from the sections entitled "Directors and Executive Officers", "The Board of Directors" and "Compliance with Section 16(a) of the Exchange Act" contained in the Proxy Statement for the Annual Meeting of Stockholders to be held on May 5, 2005 (the "Proxy Statement"), which is to be filed with the Securities and Exchange Commission.

Item 10. ***Executive Compensation***

The information required is incorporated by reference from the section entitled "Executive Compensation" contained in the Proxy Statement, which is to be filed with the Securities and Exchange Commission.

Item 11. ***Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters***

The information required is incorporated by reference from the sections entitled "Security Ownership of Principal Stockholders" and "Security Ownership of Executive Officers and Directors" contained in the Proxy Statement, which is to be filed with the Securities and Exchange Commission.

Item 12. ***Certain Relationships And Related Transactions***

The information required is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" contained in the Proxy Statement, which is to be filed with the Securities and Exchange Commission.

Item 13. ***Exhibits***

Exhibits

The exhibits listed in the Index to Exhibits, which appears below, are filed as a part of this annual report.

INDEX TO EXHIBITS

Exhibit No.		Identification of Exhibit
3.1	****	Certificate of Incorporation of the Company
3.2	********	Bylaws of the Company
4.1	*	Securityholders Agreement, dated as of December 1, 1999, between the Company and thirteen securityholders party thereto
4.2	*	Form of Investor Rights Agreement, dated as of December 1, 1999,between the Company and each of nine investors
4.3	*	Form of Warrant issued to the investors party to the Investor Rights Agreement
4.4	***	Form of Investors' Rights Agreement between the Company and the holders of Series C Preferred Stock, Series C-II Preferred Stock and Series C-III Preferred Stock
4.5	****	Certificate of Designations for the Company's Series C Preferred Stock
4.6	****	Certificate of Designations for the Company's Series C-II Preferred Stock
4.7	****	Certificate of Designations for the Company's Series C-III Preferred Stock
4.8	****	Form of Warrant issued to the holders of Series C, Series C-II and Series C-III Preferred Stock
4.9	*****	Common Stock Purchase Agreement, dated as of July 18, 2001 by and between the Company and

		Real.
4.10	*****	Investor Rights Agreement, dated as of July 18, 2001, between Real and the Company
4.11	**********	Indemnity Agreement, dated as of January 28, 2002, by and among The Travelers Insurance Company, Travelers Indemnity Company, and the Company
4.12	***********	Investor's Rights Agreement, dated as of January 29, 2001, between the Company and Abanat Limited
10.1	**	Employment Agreement with Douglas McIntyre
10.2	***	Common Stock Purchase Agreement, dated as of December 1, 2000,between the Company and Crossover Ventures, Inc.
10.3	****	Deferred Pricing Agreement, dated as of January 19, 2001, between the Company and The Travelers Indemnity Company
10.4	*****	Development Services and License Agreement dated July 18, 2001 between the Company and RealNetworks, Inc., subject to an Order Granting Confidential Treatment under The Securities Exchange Act of 1933 (CF #11815).
10.5	******	Common Stock Purchase Agreement, dated as of November 21, 2001,between the Company and Crossover Ventures, Inc.
10.6	*********	Lease Agreement, dated as of September 26, 2002 between the Company and Sitterly Associates II, LLC.
10.7	************	Source Code License and Software Distribution Agreement (EVD Products) dated as of June 21, 2003 between On2 Technologies, Inc., Beijing E-World Technology Co. Ltd. and Nature Talent Limited.
10.8	************	Source Code License and Software Distribution Agreement (Non-EVD Products) dated as of June 21, 2003 between On2 Technologies, Inc., Beijing E-World Technology Co. Ltd. and Nature Talent Limited
10.9	*************	Software Distribution Agreement, dated as of August 25, 2003, by and between the Company and Allied Telesis K.K.
10.10	**************	Employment Agreement with Tim Reusing
10.11	**************	Employment Agreement with Eric Ameres
10.12	***************	Registration Rights Agreement, dated October 27, 2004
21	*******	Subsidiaries
23.1		Consent of Eisner LLP
31.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2		Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 and incorporated by reference herein.
**	Filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2000 and incorporated by reference herein.
***	Filed as an exhibit to the Company Registration on Form S-3, filed with the SEC on December 8, 2000 and incorporated by reference herein.
****	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 and incorporated by reference herein
*****	Filed as an exhibit to the Company's Registration on Form SB-2/A, filed with the SEC on September 13, 2001 and incorporated by reference herein.
******	Filed as an exhibit to the Company's Registration on Form SB-2, filed with the SEC on November 29, 2001 and incorporated by reference herein.
*******	Filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year December 31, 2002 and incorporated herein by reference.
********	Filed as an Exhibit to the Company's Proxy Statement on Schedule 14A, filed with the SEC on March 25, 2002.
*********	Filed as an Exhibit to the Company's Form 10-KSB for the fiscal year ended December 31, 2002 and incorporated by reference herein.
**********	Filed as an Exhibit to the Company's Registration Statement on Form S-3, Registration No. 333-105795, and incorporated by reference herein.
***********	Filed as an Exhibit to the Company's Registration Statement on Form S-3, Registration No. 333-109355, and incorporated by reference herein.

************ Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2003, and incorporated by reference herein.

************* Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the SEC on August 25, 2003, and incorporated by reference herein.

************** Filed as an Exhibit to the Company's Form 10-KSB for the fiscal year ended December 31, 2003 and incorporated by reference herein.

*************** Filed as an Exhibit to the Company's Registration Statement on Form S-3, Registration No. 333-120801, and incorporated by reference herein.

(b) Reports filed on Form 8-K for the three months ended December 31, 2004.

The Company filed a Current Report on Form 8-K on February 26, 2004, containing a press release announcing the Company's results of operations for the fourth quarter ending December 31, 2003.

The Company filed a Current Report on Form 8-K on April 29, 2004 containing a press release announcing the Company's results of operations for the first quarter ending March 31, 2004.

The Company filed a Current Report on Form 8-K on July 22, 2004 containing a press release announcing the Company's results of operations for the first quarter ending June 30, 2004.

The Company filed a Current Report on Form 8-K on October 28, 2004 containing a press release announcing the Company's results of operations for the first quarter ending September 30, 2004.

The Company filed a Current Report on Form 8-K on October 28, 2004 announcing that it had entered into a series of definitive agreements with two institutional investors, led by MidSummer Investment Ltd., in connection with a private placement of $4,000,000 of the Company's Series D Convertible Preferred Stock (the "MidSummer Transaction").

The Company filed a Current Report on Form 8-K on November 11, 2004 announcing that it had closed the MidSummer Transaction.
The Company filed a Current Report on Form 8-K on February 26, 2004, containing a press release announcing the Company's results of operations for the fourth quarter ending December 31, 2003.

The Company filed a Current Report on Form 8-K on April 29, 2004 containing a press release announcing the Company's results of operations for the first quarter ending March 31, 2004.

The Company filed a Current Report on Form 8-K on July 22, 2004 containing a press release announcing the Company's results of operations for the first quarter ending June 30, 2004.

The Company filed a Current Report on Form 8-K on October 28, 2004 containing a press release announcing the Company's results of operations for the first quarter ending September 30, 2004.

The Company filed a Current Report on Form 8-K on October 28, 2004 announcing that it had entered into a series of definitive agreements with two institutional investors, led by MidSummer Investment Ltd., in connection with a private placement of $4,000,000 of the Company's Series D Convertible Preferred Stock (the "MidSummer Transaction").

The Company filed a Current Report on Form 8-K on November 11, 2004 announcing that it had closed the MidSummer Transaction.

Item 14. ***Principal Accountant Fees And Services***

The information required is incorporated by reference from the section entitled "Proposal To Ratify the Appointment of Eisner LLP" contained in the Proxy Statement, which is to be filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned, thereby duly authorized on March 17, 2005.

ON2 TECHNOLOGIES, INC.

By: /s/ DOUGLAS A. MCINTYRE
Douglas A. McIntyre
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DOUGLAS A. MCINTYRE (Douglas A. McIntyre)	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 17, 2005
/s/ ANTHONY PRINCIPE (Anthony Principe)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 17, 2005
/s/ MIKE KOPETSKI (Mike Kopetski)	Director	March 17, 2005
/s/ WILLIAM A. NEWMAN (William A. Newman)	Director	March 17, 2005
/s/ J. ALLEN KOSOWSKY (J. Allen Kosowsky)	Director	March 17, 2005
/s/ DOUGLAS A. MCINTYRE (Douglas A. McIntyre)	Director	March 17, 2005
/s/ THOMAS WEIGMAN (Thomas Weigman)	Director	March 17, 2005
/s/ MICHAEL J. ALFANT (Michael J. Alfant)	Director	March 17, 2005

CERTIFICATIONS

I, Douglas A. McIntyre, certify that:

1. I have reviewed this annual report on Form 10-KSB of On2 Technologies, Inc. ;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2005

By: /s/ DOUGLAS A. MCINTYRE

Douglas A. McIntyre
Chairman, President and Chief Executive Officer

CERTIFICATIONS

I, Anthony Principe, certify that:

1. I have reviewed this annual report on Form 10-KSB of On2 Technologies, Inc. ;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2005

By: /s/ ANTHONY PRINCIPE
Anthony Principe
Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Douglas A. McIntyre, the chairman, president, and chief executive officer of On2 Technologies, Inc. (the "Company"), hereby certifies that, to his knowledge:

(i) the Annual Report on Form 10-KSB of the Company for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ DOUGLAS A. MCINTYRE
Douglas A. McIntyre
Chairman, President and
Chief Executive Officer
On2 Technologies, Inc.

March 17, 2005

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Anthony Principe, the chief financial officer of On2 Technologies, Inc. (the "Company"), hereby certifies that, to his knowledge:

(i) the Annual Report on Form 10-KSB of the Company for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ ANTHONY PRINCIPE
Anthony Principe
Chief Financial Officer
On2 Technologies, Inc.

March 17, 2005

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
On2 Technologies, Inc.

We have audited the accompanying consolidated balance sheets of On2 Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of On2 Technologies, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ EISNER LLP

Eisner LLP
New York, New York
January 21, 2005

With respect to Notes 2, 10(d) and 12
March 10, 2005

ON2 TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,418,000	$ 2,963,000
Marketable equity securities, at market	445,000	
Accounts receivable, less allowance for doubtful accounts of $140,000 and $15,000 as of December 31, 2004 and 2003, respectively	249,000	826,000
Prepaid expenses and other current assets	156,000	164,000
Total current assets	6,268,000	3,953,000
Property and equipment, net	87,000	149,000
Other assets	80,000	26,000
Total assets	$ 6,435,000	$ 4,128,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 177,000	$ 119,000
Accrued expenses	393,000	221,000
Deferred revenue	153,000	30,000
Term-loan	62,000	63,000
Capital lease obligation	17,000	
Total current liabilities	802,000	433,000
Capital lease obligation, excluding current portion	26,000	
Convertible debentures, net of debt discount of $20,000 and $41,000 as of December 31, 2004 and 2003, respectively	330,000	409,000
Total liabilities	1,158,000	842,000
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 3,303,000 and 5,565,000 convertible shares issued and outstanding at December 31, 2004 and 2003, respectively (aggregate of liquidation value of $10 704,000 as of December 31, 2004	33,000	56,000
Common stock, $0.01 par value; 150,000,000 shares authorized; 80,328,000 and 74,146,000 shares issued and outstanding at December 31, 2004 and 2003, respectively	803,000	741,000
Additional paid-in capital	115,841,000	110,229,000
Accumulated other comprehensive loss	(42,000)	(18,000)
Accumulated deficit	(111,358,000)	(107,722,000)
Total stockholders' equity	5,277,000	3,286,000
Total liabilities and stockholders' equity	$ 6,435,000	$ 4,128,000

See accompanying notes to consolidated financial statements

ON2 TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2004	2003
Revenue (1)	$ 3,028,000	$ 3,302,000
Operating expenses:		
Cost of revenue (2)	1,437,000	1,506,000
Research and development (3)	884,000	1,124,000
Sales and marketing (3)	459,000	527,000
General and administrative (3)	3,068,000	2,448,000
Equity-based compensation:		
Research and development	68,000	
Sales and marketing	19,000	
General and administrative	583,000	60,000
Total operating expenses	6,518,000	5,665,000
Loss from operations	(3,490,000)	(2,363,000)
Interest and other income (expense), net	47,000	(2,000)
Loss before provision for income taxes	(3,443,000)	(2,365,000)
Provision for income taxes	2,000	10,000
Net loss	(3,445,000)	(2,375,000)
Convertible preferred stock deemed dividend	120,000	228,000
Convertible preferred stock 8% dividend	57,000	
Accretion of costs associated with the Series D Preferred Stock	14,000	
Net loss attributable to common stockholders	$ (3,636,000)	$ (2,603,000)
Basic and diluted net loss attributable to common stockholders per common share	$ (0.05)	$ (0.04)
Weighted average basic and diluted common shares outstanding	77,187,000	64,654,000

(1) Includes $289,000 and $150,000 for the years ended December 31, 2004 and 2003, respectively, from a related party.
(2) Includes equity-based compensation of $165,000 for the year ended December 31, 2004.
(3) Excludes equity-based compensation, which is presented separately.

See accompanying notes to consolidated financial statements

ON2 TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2003	9,920,000	$ 99,000	59,588,000	$ 596,000	$ 105,422,000	$ (16,000)	$ (105,119,000)	$ 982,000
Net loss							(2,375,000)	(2,375,000)
Foreign currency translation adjustment						(2,000)		(2,000)
Comprehensive loss								(2,377,000)
Issuance of common stock in connection with the exercise of stock options			2,579,000	25,000	1,355,000			1,380,000
Issuance of common stock in connection with the exercise of warrants			1,503,000	15,000	1,710,000			1,725,000
Issuance of common stock in connection with the conversion of Series A secured convertible debentures			1,786,000	18,000	182,000			200,000
Issuance of common stock in connection with the equity line of credit			3,387,000	34,000	1,280,000			1,314,000
Issuance of common stock in connection with the conversion of Series C-V preferred stock	(1,923,000)	(19,000)	2,644,000	26,000	(7,000)			0
Issuance of common stock in connection with the conversion of Series C-VI preferred stock	(2,432,000)	(24,000)	2,606,000	26,000	(2,000)			0
Issuance of common stock in connection with the payment of interest on the Series A secured convertible debentures			53,000	1,000	43,000			44,000
Warrants issued for consulting services					60,000			60,000
Purchase of warrants					(42,000)			(42,000)
Warrants issued and discount recognized in connection with issuance of convertible debentures								
Convertible preferred stock deemed dividends					228,000		(228,000)	0
Balance at December 31, 2003	5,565,000	$ 56,000	74,146,000	$ 741,000	$ 110,229,000	$ (18,000)	$ (107,722,000)	$ 3,286,000

See accompanying notes to consolidated financial statements

ON2 TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
Balance at December 31, 2003	5,565,000	$ 56,000	74,146,000	$ 741,000	$ 110,229,000	$ (18,000)	$ (107,722,000)	$ 3,286,000
Net loss							(3,445,000)	(3,445,000)
Foreign currency translation adjustment						(24,000)		(24,000)
Comprehensive loss								(3,469,000)
Issuance of common stock in connection with the exercise of stock options			277,000	3,000	64,000			67,000
Issuance of common stock in connection with the exercise of warrants			1,435,000	14,000	749,000			763,000
Issuance of common stock in connection with the conversion of Series A secured convertible debentures			893,000	9,000	91,000			100,000
Issuance of common stock to employees and directors as compensation			870,000	9,000	826,000			835,000
Issuance of common stock in connection with the conversion of Series A preferred stock	(400,000)	(4,000)	400,000	4,000				0
Issuance of common stock in connection with the conversion of Series C-V preferred stock	(727,000)	(7,000)	1,000,000	10,000	(3,000)			0
Issuance of common stock in connection with the conversion of Series C-VI preferred stock	(1,139,000)	(12,000)	1,210,000	12,000				0
Issuance of common stock in connection with the payment of interest on the Series A secured convertible debentures			37,000	0	23,000			23,000
Issuance of common stock in connection with the payment of dividends on the Series D convertible preferred stock			60,000	1,000	29,000		(30,000)	0
Issuance of Series D convertible preferred stock	4,000	0			3,699,000			3,699,000
Deemed dividend on Series D convertible preferred stock					120,000		(120,000)	0
Accrued dividend on Series D convertible preferred stock							(27,000)	(27,000)

Accretion of costs associated with the issuance of the Series D convertible preferred stock.......					14,000		(14,000)	0
Balance at December 31, 2004.......	3,303,000	$ 33,000	80,328,000	$ 803,000	$ 115,841,000	$ (42,000)	$ (111,358,000)	$ 5,277,000

See accompanying notes to consolidated financial statements

ON2 TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net loss	$ (3,445,000)	$ (2,375,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity-based compensation	835,000	60,000
Common stock issued for debenture interest	23,000	44,000
Write-off of fixed assets	20,000	
Depreciation and amortization	115,000	706,000
Marketable equity securities received as payment of license fee	(289,000)	
Unrealized gain on marketable equity securities	(121,000)	
Realized loss on marketable equity securities	26,000	
Amortization of debt discount	21,000	40,000
Changes in operating assets and liabilities:		
Accounts receivable, net	427,000	(225,000)
Prepaid expenses and other current assets	8,000	(63,000)
Other assets	(54,000)	(17,000)
Accounts payable and accrued expenses	203,000	(180,000)
Deferred revenue	123,000	30,000
Net cash used in operating activities	(2,108,000)	(1,980,000)
Cash flows from investing activities:		
Proceeds from the sale of marketable equity securities	89,000	
Purchases of property and equipment	(19,000)	(39,000)
Net cash provided by (used in) investing activities	70,000	(39,000)
Cash flows from financing activities:		
Principal payments on capital lease obligations	(11,000)	(9,000)
Purchase of common stock warrants		(42,000)
Proceeds from (principal payments on) term-loan, net	(1,000)	63,000
Net proceeds from the sale of common stock		1,314,000
Net proceeds from the issuance of Series D convertible Preferred Stock	3,699,000	
Proceeds from exercise of common stock options and warrants	830,000	3,105,000
Net cash provided by financing activities	4,517,000	4,431,000
Net change in cash and cash equivalents	2,479,000	2,412,000
ect of exchange rate changes on cash and cash equivalents	(24,000)	(2,000)
h and cash equivalents, beginning of year	2,963,000	553,000
Cash and cash equivalents, end of year	$ 5,418,000	$ 2,963,000

ON2 TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosure of cash flow information and non-cash transactions:

	Year Ended December 31,	
	2004	2003
Cash paid during the year for:		
Interest	$ 11,000	$ 12,000
Taxes	$ 7,000	$ 14,000
Non-cash transactions:		
Acquisition of fixed assets under capital leases	$ 54,000	
Conversion of Preferred Stock into Common Stock	$ 23,000	$ 43,000
Conversion of debentures into common stock	$ 100,000	$ 200,000
Common stock issued for dividends on Series D Preferred Stock	$ 30,000	
Accrued dividend on Series D Convertible Preferred Stock	$ 27,000	
Accretion of costs associated with the issuance of Series D preferred stock	$ 14,000	
Convertible preferred stock deemed dividends	$ 120,000	$ 228,000
Marketable equity securities received as consideration for account receivable	$ 150,000	

See accompanying notes to consolidated financial statements

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Description of the Business

On2 Technologies, Inc. ("On2" or the "Company") is a video compression technology firm. The Company has developed its proprietary technology platform and video compression/decompression software ("codec") to deliver high quality video at the lowest possible data rates to closed area networks, such as set-top boxes, the Internet and wireless devices. The Company offers a suite of products and professional services that encompass its proprietary compression technology. The Company's professional service offerings include customized engineering and consulting services and high-level video encoding. In addition, the Company licenses its software products for use with video delivery platforms.

The Company's consolidated financial statements have been prepared assuming that it will continue as a going concern. The Company has incurred recurring operating losses and negative operating cash flows since its inception. At December 31, 2004 and 2003 the Company had cash and cash equivalents and working capital of $5,418,000 and $2,963,000, respectively. The Company believes that existing funds are sufficient to fund its operations through 2005. The Company plans to increase cash flows from operations principally from increases in revenue generated from its compression technology services, products and licenses. The Company may also pursue additional financings. However, there are no assurances that such increases in revenues will be attained or that additional financings will be successfully consummated.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

Cash equivalents consist of money market funds or other highly liquid debt investments with original maturities of three months or less.

(d) Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets, generally three to five years for equipment and software and five to seven years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Equipment under capital leases is stated at the present value of the minimum lease payments and is depreciated using the straight-line method over the estimated useful life of the asset.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived assets and identifiable intangibles with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f) Fair Value of Financial Instruments and Concentration of Credit Risk

The fair values of accounts receivable and accounts payable approximate their carrying values based on the short-term nature of these financial instruments.

The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. Such losses have been within management's expectations.

(g) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(h) Revenue Recognition

The Company primarily generates revenue from the sale of its software licenses and its professional service offerings.

The Company's revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-4, "Deferral of the Effective Date of SOP 97-2, Software Revenue Recognition", SOP 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions" and other authoritative guidance. Under each arrangement, revenues are recognized when a non-cancelable agreement has been signed and the customer acknowledges an unconditional obligation to pay, the products or applications have been delivered, there are no uncertainties surrounding customer acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of the elements, such as product licenses, post-contract customer support, or training. The determination of the fair value is based on the vendor specific objective evidence available to the Company. If such evidence of the fair value of each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of the fair value does exist or until all elements of the arrangement are delivered.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(h) Revenue Recognition (continued)

Software Licenses

The Company's software licensing arrangements typically consist of two elements: a software license and post-contract customer support ("PCS"). The Company recognizes license revenue based on the residual method after all elements other than PCS have been delivered as prescribed by SOP 98-9. The Company recognizes PCS revenues over the term of the maintenance contract or on a "per usage" basis, whichever is stated in the contract. In accordance with SOP 97-2, vendor specific objective evidence of the fair value of PCS is determined by reference to the price the customer will have to pay for PCS when it is sold separately (i.e., the renewal rate). Each license agreement offers additional PCS at a stated price. Revenue is recognized on a per copy basis for licensed software when each copy of the licensed software purchased by the customer or reseller is delivered. The Company does not allow returns, exchanges or price protection for sales to its customers or its resellers nor does it allow its resellers to purchase software licenses under consignment arrangements.

Professional Services

Professional services consist of customized engineering and consulting services and encoding services.

When customized engineering and consulting services are sold together with a software license, the arrangement typically requires customization and integration of the software into a third party hardware platform. In these arrangements, the Company requires the customer to pay a fixed fee for the engineering and consulting services and a licensing fee in the form of a per-unit royalty. The Company accounts for its engineering and consulting arrangements in accordance with SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts". When reliable estimates are available for the costs and efforts necessary to complete the engineering or consulting services and those services do not include contractual milestones or other acceptance criteria, the Company accounts for the arrangements under the percentage of completion contract method pursuant to SOP 81-1 based upon input measures such as hours. When such estimates are not available, the completed contract method is utilized.

Encoding Services consist of services that convert video and audio content into formats for delivery to end-users. Encoding services are generally provided under per unit or time and materials contracts. Under these contracts, the Company recognizes revenue when services have been rendered and the Company has no further interest or obligation in the goods and services, which is generally the date on which the goods or services have been delivered to the customer.

(i) Cost of Revenues

Cost of revenues primarily includes compensation costs for engineering and consulting personnel, depreciation costs, licensing fees or royalties paid for third party software products and the amortization of purchased technology.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Software Development Costs

The Company recognizes costs associated with new software or product development and/or significant enhancements to current software or products in accordance with Statement of Financial Accounting Standards ("SFAS") SFAS No. 86, "Software Development Costs". Under SFAS No. 86, these costs are expensed until technological feasibility has been established, at which time any additional costs are capitalized. The Company essentially has completed its software development concurrently with technological feasibility and, accordingly, has not capitalized any software development costs.

Software developed for internal use is recognized in accordance with SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. It also provides guidance on the capitalization of costs incurred during the application development stage for computer software developed or obtained for internal use.

(k) Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" encourages the use of the fair value based method of accounting for stock-based employee compensation. Alternatively, SFAS No. 123 allows entities to continue to apply the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and provide pro forma disclosures of net income (loss) and earnings (loss) per share, as if the fair value-based method of accounting had been applied to employee awards. The Company has elected to continue to apply the provisions of APB Opinion 25 and provide the disclosures required by SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure."

The following table illustrates the effect on net loss attributable to common stockholders and loss attributable to common stockholders per share if the fair value based method had been applied to all awards:

	Year Ended December 31,	
	2004	2003
Reported net loss attributable to common stockholders	$ (3,636,000)	$ (2,603,000)
Stock-based employee compensation determined under the fair value-based method	(1,121,000)	(688,000)
Pro forma net loss attributable to common shareholders	$ (4,757,000)	$ (3,291,000)
Loss attributable to common stockholders per share (basic and diluted):		
As reported	$ (0.05)	$ (0.04)
Pro forma	$ (0.06)	$ (0.05)

The pro forma amounts disclosed above may not be representative of future disclosures because the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(k) Stock-Based Compensation (continued)

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model reflecting the following:

	Year Ended December 31,	
	2004	2003
Volatility	126%	138%
Expected life of options	5 years	5 years
Risk free interest rate	3.6%	3.5%
Dividend yield	0%	0%

The weighted average grant date fair value of options granted during the years ended December 31, 2004 and 2003 were $0.59 and $0.56, respectively.

(l) Net Loss Per Common Share

The Company computes net loss per common share in accordance with SFAS No. 128, "Computation of Earnings Per Share". In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the conversion of the preferred stock and convertible debentures (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); potential common shares are excluded from the calculation if their effect is anti-dilutive.

Diluted loss per share has not been presented separately, as the convertible preferred stock, convertible debentures and the outstanding stock options and warrants (aggregating 33,047,000 potential common shares at December 31, 2004 and 24,540,000 at December 31, 2003) are anti-dilutive for each of the periods presented.

(m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Assumptions underlying revenue recognition represent sensitive estimates subject to change.

(n) Segment Reporting

The Company adopted the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". The Company operates in one business segment, the sale of video compression software and related services, for which it receives revenues from its customers. The Company's Chief Operating Decision Maker is the Company's Chief Executive Officer ("CEO"), who receives consolidated financial information for purposes of evaluating the Company's operational and financial performance.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(n) Segment Reporting (continued)

Our customers typically represent large digital communication and media companies, entertainment companies, telecommunication companies and other global corporations that operate within the digital media industry. For the year ended December 31, 2004, one customer accounted for 47% of the Company's total revenues. For the year ended December 31, 2003, three customers accounted for 35%, 19% and 11% of the Company's total revenue. As of December 31, 2004, two customers accounted for 21% and 13% of total accounts receivable. As of December 31, 2003, two customers accounted for 59% and 18% of total accounts receivable.

The components of the Company's revenue for the years ended December 31, 2004 and 2003 are summarized as follows:

	December 31,	
	2004	2003
License revenue	$ 2,571,000	$ 2,637,000
Engineering services and support	414,000	633,000
Royalties	43,000	32,000
Total	$ 3,028,000	$ 3,302,000

For the year ended December 31, 2004, foreign customers accounted for approximately 20% of total revenue. These customers are primarily located in Asia. For the year ended December 31, 2003, foreign customers accounted for approximately 67% of total revenue.

The Company's assets and operations have been and are currently based within in the United States, except for two research and development employees located in the United Kingdom. There was no significant revenue generated from the United Kingdom operations for the years ended December 31, 2004 and 2003.

(o) Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) addresses the accounting for transactions in which an enterprise exchanges its equity instruments for employee services. It also addresses transactions in which an enterprise incurs liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. The cost of employee services received in exchange for equity instruments, including employee stock options, is to be measured on the grant-date fair value of those instruments. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after December 15, 2005. We are currently evaluating the impact of adopting SFAS 123(R) on our financial position and results of operations.

(2) MARKETABLE EQUITY SECURITIES

During the year ended December 31, 2004 the Company received 2,224,000 shares of a customer's common stock as payment of license fees pursuant to the terms of an August 2004 license agreement and $289,000 of revenue was recognized based on the market value of the stock. The Company also received 469,000 shares of this customer's common stock pursuant to the terms of a license agreement for a license fee of $150,000 that was recognized in 2003. During the year ended December 31, 2004 the Company sold 574,000 shares for proceeds of $89,000 and held 2,119,000 shares with a market value of $445,000 ($0.21 per share) as of December 31, 2004. The market value of these securities was $0.12 per share as of March 10, 2005. The Company classifies these shares as trading securities and pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", unrealized gains and losses are included in the determination of net income (loss). Other income for the year ended December 31, 2004 includes $95,000 of net gain on these securities. The Company's Chief Executive Officer (who is a director and shareholder of the Company) is a director of this customer.

(3) PROPERTY AND EQUIPMENT

	December 31,	
	2004	2003
Furniture and fixtures	$ 65,000	$ 65,000
Computer equipment	2,367,000	2,314,000
Leasehold improvements	23,000	23,000
Licensed software	588,000	588,000
	3,043,000	2,990,000
Less accumulated depreciation and amortization	2,956,000	2,841,000
Total	$ 87,000	$ 149,000

As of December 31, 2004, property and equipment included assets under capital leases of $156,000 with related accumulated depreciation of $118,000. As of December 31, 2003, property and equipment included assets under capital leases of $103,000 with related accumulated depreciation of $98,000. Depreciation expense was $115,000 and $243,000 for the years ended December 31, 2004 and 2003, respectively.

(4) INTANGIBLE ASSETS

Purchased technology of $2,509,000 became fully amortized in September 2003, including $463,000 of amortization expense in 2003.

(5) ACCRUED EXPENSES

	December 31, 2004	December 31, 2003
Accrued compensation	$ 41,000	$ 28,000
Accrued professional fees	80,000	65,000
Other accrued expenses	272,000	128,000
Total	$ 393,000	$ 221,000

(6) TERM LOAN

During June 2004 the Company obtained unsecured financing in the amount of $185,000 to finance their directors' and officers' liability insurance. The financing arrangement is for nine months; runs through March of 2005 and bears interest at an annual rate of 4.95%.

(7) INCOME TAXES

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As of December 31, 2004, the Company has net operating loss carry forwards for United States purposes of approximately $80,629,000 which expire at various dates through 2024. As of December 31, 2004, the Company has a deferred tax asset of approximately $33,917,000, principally representing the benefits of its net operating loss carry forwards and certain expenses not currently deductible for tax purposes. Past and future stock issuances may subject the Company to an annual limitation on the utilization of its net operating loss under Section 382 of the Internal Revenue Code. At December 31, 2004 the principal timing difference between tax and financial reporting was due to depreciation expense. A full valuation allowance, which increased by $1,737,000 (the deferred tax asset as of December 31, 2003, was $32,180,000) and $751,000 during the years ended December 31, 2004 and 2003, respectively, has been recorded related to the deferred tax asset as a result of management's uncertainty as to the realization of such asset. Accordingly, no provision for federal income tax benefit has been recognized. The tax provisions of $2,000 and $10,000 for the years ended December 31, 2004 and 2003, respectively, relate primarily to various state and local taxes.

(8) CONVERTIBLE DEBENTURES

Series A Secured Convertible Debentures

In September 2002 the Company issued $650,000 principal amount, 5.75%, four-year Series A Secured Convertible Debentures due in 2006 to a group of existing investors and two former Board members who were members of the Board at the time of issuance. The debentures are convertible into the Company's $0.01 par value common stock ("Common Stock") at $0.112. In addition, the Company issued to the purchasers of the debentures, warrants to acquire the Company's Common Stock. The Company sold sixty-five units with a principal amount of $10,000 per unit and each unit contained one warrant to purchase 20% warrant coverage shares of Common Stock at $0.112 per share. The debentures require interest to be paid each November and May, which is payable in a number of shares of common stock that is based on the average closing price of the stock for the ten trading days prior to the payment date. The initial common share equivalents for the debentures and the warrants were 5,804,000 and 1,161,000, respectively.

(8) CONVERTIBLE DEBENTURES *(continued)*

Series A Secured Convertible Debentures (continued)

The Company allocated the proceeds received to the principal amount of the debentures and the warrants based upon the relative fair value method. The fair value of the warrants was determined using the Black Scholes pricing model. The difference between the proceeds allocated to, and the relative fair value of the debentures, which amounted to $88,000, was recorded as debt discount and additional paid-in capital. The discount is being amortized over the life of the debentures, which resulted in an effective interest rate of approximately 9%.

An aggregate principal amount of $300,000, of the Series A Secured Convertible Debentures, was converted into 2,679,000 shares the Company's common stock as of December 31, 2004. During 2004, 90,000 warrants were exercised.

The amortization of the discount was $21,000 and $40,000 for the years ended December 31, 2004 and 2003, respectively.

(9) STOCKHOLDERS' EQUITY

(a) Preferred Stock

The Company has 20,000,000 shares of preferred stock authorized for issuance and, through December 31, 2004, nine series of convertible preferred stock (collectively "Preferred Stock") were issued. Pursuant to its Certificate of Incorporation, the Company may serially designate separate classes of preferred stock up to the aggregate of its authorized limit. Each class of the Preferred Stock is convertible into shares of the Company's Common Stock based on a conversion rate and has rights and preferences which are generally more senior to the Company's Common Stock and are more fully described in the Company's Certificate of Incorporation.

Series A Convertible Preferred Stock

In 1999, the Company issued 2,000,000 preferred stock purchase units (the "Units") for $7.50 per unit.

Each Unit consisted of one share of Series A Convertible Preferred Stock, $0.01 par value, and a warrant to purchase 1.114404 shares of Common Stock of the Company at an exercise price of $3.14 per share. Each share of Series A Preferred Stock is non-voting and may be converted at the holder's option, at any time, into one share of Common Stock of the Company.

The Series A Convertible Preferred Stock includes a liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series A Convertible Preferred Stock are entitled to receive an amount equal to $7.50 per share. The liquidation price per share would be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's Common Stock or any other capital stock other than the Preferred Stock.

As of December 31, 2004, all of the Series A Preferred has been converted into shares of the Company's Common Stock including the conversion of 400,000 shares during 2004.

(9) STOCKHOLDERS' EQUITY *(continued)*

(a) Preferred Stock (continued)

Series C, C-IV and C-V Convertible Preferred Stock

In 2000, the Company designated 4,286,000 shares of its authorized preferred stock as Series C Preferred Stock, $0.01 par value ("Series C Preferred") and completed a private placement of 1,644,000 shares of the Series C Preferred with detachable warrants for an aggregate purchase price of $10,000,000, in connection with an investment by The Travelers Indemnity Company ("Travelers"). The Company incurred transaction costs of $9,000 in connection with the transaction. This investment was part of an aggregate financing of $15,000,000. The original conversion price was $6.082. The additional $5,000,000 was received and satisfied through the issuance of the Company's Series C-II and Series C-III Convertible Preferred Stock as described below. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series C Preferred are entitled to receive a liquidation amount of $6.082 per share. The liquidation price per share would be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's Common Stock or any other capital stock that ranks junior to the Preferred Stock.

In addition to the Series C Preferred, Travelers received detachable warrants which provide them the right to purchase 206,000 shares of the Company's Common Stock at an exercise price of $8.69 per share and 206,000 shares of the Company's Common Stock at an exercise price of $10.86 per share (collectively "Travelers' Warrants").

Concurrently with its investment in June 2000, Travelers was granted pricing protection on its investment regarding the subsequent investments in the Series C-II and Series C-III Preferred Stock. Accordingly, on December 31, 2001, the Company canceled the Series C Preferred and issued in its place 1,849,000 shares of Series C-IV Convertible Preferred Stock, ("Series C-IV Preferred") par value $0.01 per share, with a conversion price of $2.65 per share, and 4,100,000 shares of Series C-V Convertible Preferred Stock ("Series C-V Preferred"), par value $0.01 per share, with a conversion price of $1.244 per share, and cancelled the Travelers Warrants and in their place issued 462,000 warrants with an exercise price of $2.65 per share and 1,025,000 warrants with an exercise price of $1.14 per share. Travelers was not entitled to any further pricing protections.

Additionally, Travelers is entitled to certain anti-dilution protection on its Series C-IV and C-V Preferred. The anti-dilution provisions primarily adjust the conversion price of the Series C-IV and Series C-V Preferred and the number and exercise price of the warrants. The anti-dilution provision for the Series C-IV and Series C-V Preferred was triggered by certain subsequent debt and equity financings consummated by the Company. Although the Series C-IV and C-V Preferred was not issued until December 31, 2001, the Company recognized the additional benefit to be received by Travelers as if the Series C-IV and C-V Preferred had been issued in June 2000.

As of December 31, 2002, the conversion price of the Series C-IV Preferred was adjusted to $1.7549 per share, the Company issued 236,000 additional warrants and the exercise price of the warrants was reduced to

(9) STOCKHOLDERS' EQUITY *(continued)*

(a) Preferred Stock (continued)

Series C, C-IV and C-V Convertible Preferred Stock (continued)

$1.7549 per share. As a result of the issuance of the Series D Convertible Preferred Stock in October 2004, the conversion price of the Series C-IV Preferred was further adjusted to $1.6412 per share.

Additionally, as of December 31, 2002, the conversion price of the Series C-V Preferred was adjusted to $0.9047 per share, the Company issued 372,000 additional warrants and the exercise price of the warrants was reduced to $0.8363 per share. As a result of the issuance of the Series D Convertible Preferred Stock in October 2004, the conversion price of the Series C-V Preferred was further adjusted to $0.8839 per share

During the year ended December 31, 2003 the Company purchased 698,000 Warrants originally issued with the Series C-IV Preferred and 1,397,000 Warrants originally issued with the Series C-V Preferred from a Company's shareholder for $42,000 in cash. Both the Series C-IV and C-V Warrants were due to expire on June 6, 2003. The Company recorded the transaction by decreasing additional paid-in-capital.

During the years ended December 31, 2004 and 2003, 727,000 and 1,923,000 shares of Series C-V Preferred were converted into 1,000,000 and 2,644,000 shares, respectively, of the Company's Common Stock.

Series C-II Convertible Preferred Stock

In September 2000, the Company designated 925,000 shares of its authorized preferred stock as Series C-II Preferred Stock, $0.01 par value ("Series C-II Preferred") and completed a private placement of 925,000 shares of the Series C-II Preferred with detachable warrants for an aggregate purchase price of $2,450,000 with three investors (the "Series C-II Investors"). The original conversion price of the Series C-II Preferred was $2.65 per share. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series C-II Preferred were entitled to receive an amount equal to $2.65 per share. The liquidation price per share was to be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's Common Stock or any other capital stock that ranks junior to the Preferred Stock.

In addition to the Series C-II Preferred, the Series C-II Investors received detachable warrants which provided them the right to purchase an aggregate of 396,000 shares of the Company's Common Stock at an exercise price of $2.65 per share.

The holders of the Series C-II Preferred were entitled to certain anti-dilution protection. The anti-dilution provision primarily adjusts the conversion price of the Series C-II Preferred and the number and exercise price of the original warrants issued. The anti-dilution provision for the Series C-II Preferred was triggered by certain subsequent debt and equity financings consummated by the Company. As of December 31, 2002 the conversion price of the Series C-II Preferred was adjusted to $1.7549 per share, the Company issued an additional 202,000 warrants and the exercise price of the warrants was reduced to $1.7549 per share. All of the Series C-II Preferred was converted into shares of the Company's Common Stock. During the year ended December 31, 2003 the Company granted a cashless exercise right to a C-II Preferred Stock warrant holder and recorded a deemed dividend of $85,000. During the year ended December 31, 2003, all of the C-II Preferred Warrants were exercised into 550,000 shares of the Company's Common Stock and the Company received proceeds of $910,000 in connection with their exercise.

(9) STOCKHOLDERS' EQUITY *(continued)*

(a) Preferred Stock (continued)

Series C-III Convertible Preferred Stock

In December 2000, the Company designated 2,050,000 shares of its authorized preferred stock as Series C-III Preferred Stock, $0.01 par value ("Series C-III Preferred") and completed a private placement of the 2,050,000 shares of the Series C-III Preferred with detachable warrants for an aggregate purchase price of $2,550,000 with two investors (the "Series C-III Investors"). The original conversion price of the Series III Preferred was $1.244 per share. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series C-III Preferred were entitled to receive an amount equal to $1.244 per share. The liquidation price per share was to be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's Common Stock or any other capital stock that ranks junior to the Preferred Stock.

In addition to the Series C-III Preferred, the Series C-III Investors received detachable warrants which provided them the right to purchase an aggregate of 635,000 shares of the Company's Common Stock at an exercise price of $1.14 per share.

The holders of the Series C-III Preferred are entitled to certain anti-dilution protection. The anti-dilution provision primarily adjusts the conversion price of the Series C-III Preferred and the number and exercise price of the original warrants issued. The anti-dilution provision for the Series C-III Preferred was triggered by certain subsequent debt and equity financings consummated by the Company. All of the Series C-III Preferred were converted into 2,614,000 shares of the Company's Common Stock based on an adjusted conversion price of $0.9756 per share. As of December 31, 2002 the Company issued an additional 238,000 warrants and the exercise price of the warrants was reduced to $0.8363 per share. During the year ended December 31, 2003, the Company received proceeds of $730,000 in connection with the exercise of all of the C-III Preferred Warrants into 873,000 shares of the Company's Common Stock.

Series C-VI Convertible Preferred Stock

In July 2001, the Company and completed a Unit Purchase Agreement with Travelers whereby it sold an aggregate of 3,571,000 units that consisted of one share of the Company's Common Stock and a warrant to purchase 1.5 shares of the Company's Common Stock for an aggregate purchase price of $2,000,000. In August 2001, the Company entered into a new agreement with Travelers, rescinding the Unit Purchase Agreement and providing that Travelers receive 3,571,000 shares of preferred stock, which were not convertible into the Company's Common Stock for a period of six months. Each share of Series C-VI Preferred Stock ("Series C-VI Preferred") converts on a one-for-one basis into shares of the Company's Common Stock. In addition, the Company issued to Travelers a warrant to purchase 5,357,000 shares of the Company's Common Stock that could not be exercised for a period of six months. The exercise price of the warrant is $0.56 per share and the warrant expires in August 2005.

The Series C-VI Preferred includes a liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series C-VI Preferred are

(9) STOCKHOLDERS' EQUITY *(continued)*

(a) Preferred Stock (continued)

Series C-VI Convertible Preferred Stock (continued)

entitled to receive an amount equal to $0.56 per share. The liquidation price per share would be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's Common Stock or any other capital stock other than the Preferred Stock.

During the year ended December 31, 2003 the Company agreed to extend certain anti-dilution rights to the holders of its Series C-VI Preferred, retroactive to the issuance of such shares. The conversion price of the Series C-VI Preferred has been adjusted to $0.5241 from $0.5601 per share as a result of the retroactive treatment. The Company recorded deemed dividends of $143,000 during the year ended December 31, 2003 relating to this adjustment.

During the years ended December 31, 2004 and 2003, 1,139,000 and 2,432,000 shares of Series C-VI Preferred were converted into 1,210,000 and 2,606,000 shares, respectively, of the Company's Common Stock. During 2004 the Company received proceeds of $753,000 from the exercise of 1,345,000 warrants.

Series D Convertible Preferred Stock

In October 2004, the Company designated 4,000 shares of its authorized preferred stock as Series D Convertible Preferred Stock, $0.01 par value ("Series D Preferred") and completed the sale of 4,000 shares of Series D Preferred at $1,000 per share to two institutional investors, led by Midsummer Investment Ltd., for net proceeds of $3,699,000. The Series D Convertible Preferred is convertible at any time into common stock at an initial conversion price of $0.70 per share of common stock.

The Series D Preferred is mandatorally redeemable by the Company over an 18-month period beginning in October 2006 (42 months). Such redemptions can be made in cash or Common Stock, at the Company's option. If redemptions are made in Common Stock, the shares are valued at the average of the volume weighted average trading price of the Common Stock for the 20 trading days immediately prior to the redemption date.

The Investors also received one-year warrants to purchase an aggregate of 2,994,000 shares of common stock at an exercise price of $0.65 per share and five-year warrants to purchase an aggregate of 2,994,000 shares of Common Stock at an exercise price of $0.76 per share. The Series D Preferred and warrants are subject to certain anti-dilution protection for issuances of securities below the conversion price. Holders of Series D Preferred are entitled to receive an 8% annual cumulative dividend, payable quarterly in cash or shares of Common Stock at the Company's option, subject to the satisfaction of certain conditions.

The Series D Preferred includes a liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series D Preferred are entitled to receive an amount equal to $1,000 per share. The liquidation price per share would be paid out of the assets of the Company available for distribution prior to any payments made on any shares of the Company's junior securities. The aggregate fair value of the Series D Preferred was $4,000,000, based upon the redemption value of $0.70 which exceeded the market value the underlying Common Stock on the closing date. Additionally, the fair value of the warrants issued, as calculated using the Black Scholes pricing model, was $2,354,000. In accordance with EITF 98-5, the Company allocated the net proceeds between the Series D Preferred Stock and the warrants based on the relative fair value method as described in APB No. 14. The Company allocated $2,518,000

(9) STOCKHOLDERS' EQUITY *(continued)*

(a) Preferred Stock (continued)

Series D Convertible Preferred Stock (continued)

to the Series D Preferred and $1,482,000 to the warrants. The aggregate of the relative fair value of the Warrants and the beneficial conversion feature of the Series D Preferred represents a convertible Preferred Stock deemed dividend which is limited to the proceeds allocated to the Series D Preferred. As of December 31, 2004 the redemption value exceeded the market value of the common shares issuable upon conversion. Accordingly, $2,518,000 of deemed dividends and accretion of $301,000 of financing costs are being recognized over the 42-month term of the Series D Preferred, including $120,000 and $14,000, respectively, in 2004. If the market value of the underlying Common Stock exceeds the redemption value at a future reporting date the remaining amounts will be recognized at that time.

During 2004 the Company recorded dividends of $57,000 on the Series D Preferred of which $30,000 was paid by issuing 60,000 shares of the Company's Common Stock and $27,000 was accrued.

The following table summarizes the common stock issuable upon conversion of all outstanding Preferred Stock and the exercise of related warrants at December 31, 2004:

Convertible Security	Conversion or Exercise Price per Share	Shares of Common Stock Issuable upon Conversion/ Exercise
Series C-IV Preferred Stock	$1.6412	2,986,000
Series C-V Preferred Stock	$0.8839	2,040,000
Series C-VI Warrants	$0.5600	4,012,000
Series D Preferred Stock	$0.7000	5,714,000
Series D Warrant	$0.6500	2,994,000
Series D Warrant	$0.7600	2,994,000

(9) STOCKHOLDERS' EQUITY *(continued)*

(b) Common Stock

Equity-Line of Credit

In December 2000 and 2001, the Company entered into common stock purchase agreements with an accredited investor for the sale, from time to time over 36 month terms, of the Company's Common Stock. During the year ended December 31, 2003, the Company issued 3,387,000 shares of its Common Stock and received proceeds of $1,314,000 in connection with these agreements. As of December 31, 2004 these agreements have expired.

(c) Warrants

The Company issued common stock purchase warrants to various consultants, strategic partners and investors. The following table summarizes information about all common stock purchase warrants outstanding as of December 31, 2004, including those issued in connection with Preferred Stock and Convertible Debentures. All warrants were exerciseable as of December 31, 2004.

Range of Exercise Prices	Number of Warrants Outstanding	Weighted Average Exercise Price	Expiration Dates
$ 0.11 - $ 0.39	1,114,000	$ 0.12	2005 - 2007
$ 0.43 - $ 0.76	10,486,000	$ 0.64	2005 - 2009
$ 1.43 - $ 1.68	1,650,000	$ 1.67	2006 - 2007
$19.89	100,000	$19.89	2005
	13,350,000	$ 0.87	

(d) Stock Options

Pursuant to the Company's 1999 Amended and Restated Incentive and Nonqualified Stock Option Plan (the "1999 Plan") 5,500,000 shares of Common Stock are reserved for issuance. The 1999 Plan provides for the issuance of incentive stock options, which are intended to qualify under Section 422 of the Internal Revenue Code, non-qualified stock options and restricted stock grants. The granting of incentive stock options is subject to the limitations as set forth in the 1999 Plan. Directors, officers, employees and consultants are eligible to receive grants under the 1999 Plan. A committee selected by the Company's Board of Directors has the authority to approve option grants and the terms, which include the option price and the vesting terms. Options granted under the 1999 Plan expire after a ten-year period and are subject to acceleration upon the occurrence of certain events.

Pursuant to the Company's 2000 Nonqualified Stock Option Plan (the "2000 Plan") 5,000,000 shares of the Company's Common Stock are reserved for issuance. The 2000 Plan authorizes the Board of Directors to issue nonqualified stock options as provided in section 422 of the Internal Revenue Code, restricted stock and stock appreciation rights. Only employees, including officers, of the Company and its subsidiaries are eligible to receive grants under the 2000 Plan. A committee selected by the Company's Board of Directors has the authority to approve option grants and the terms, which include the option price and the vesting terms. Options granted under the 2000 Plan expire after a ten-year period and are subject to acceleration upon the occurrence of certain events.

(9) STOCKHOLDERS' EQUITY *(continued)*

(d) Stock Options (continued)

The following table summarizes the stock option activity under all plans:

	Options Granted	Weighted Average Exercise Price
Outstanding January 1, 2003	6,283,000	$ 1.71
Granted	1,201,000	0.65
Exercised	(2,580,000)	0.54
Canceled	(557,000)	6.63
Outstanding December 31, 2003	4,347,000	1.52
Granted	3,110,000	0.68
Exercised	(275,000)	0.24
Canceled	(1,350,000)	1.30
Outstanding at December 31, 2004	5,832,000	$ 1.18
Exercisable at December 31, 2003	3,477,000	$ 0.73
Exercisable at December 31, 2004	3,501,000	$ 1.55
Options granted in excess of shares available at December 31, 2004	(351,000)	

The following table summarizes information about stock options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price
$ 0.14 - $ 0.46	1,961,000	$ 0.37	7.6	1,756,000	$ 0.36
$ 0.55 - $ 0.69	2,522,000	0.61	9.7	540,000	0.67
$ 0.70 - $ 0.88	412,000	0.81	5.6	397,000	0.81
$ 1.25 - $ 2.25	522,000	1.48	8.1	395,000	1.50
$ 2.27 - $ 3.88	197,000	3.44	5.6	195,000	3.45
$10.63 - $11.81	157,000	11.59	5.1	157,000	11.59
$12.25 - $25.00	61,000	16.71	4.6	61,000	16.71
	5,832,000	$ 1.18	8.25	3,501,000	$ 1.55

(9) STOCKHOLDERS' EQUITY *(continued)*

(d) Stock Options (continued)

Equity based compensation of $835,000 and $60,000 were charged to operations for the years ended December 31, 2004 and 2003, respectively. The 2004 compensation represents restricted stock granted to employees and directors during 2004 that vested in December 2004. The 2003 compensation represents warrants to purchase shares of Common Stock granted to certain consultants.

In December 2004 the Company's Chief Executive Officer cancelled 1,300,000 of his stock options with exercise prices ranging from $0.74 to $2.50 per share and the Company granted 1,440,000 stock options with an exercise price $0.57 per share to other employees. As of December 31, 2004 the Company has granted 351,000 options in excess of shares available under its stock option plans, which are not exercisable unless sufficient shares are added to the plans. The measurement date for the compensation costs of the 351,000 options will be the date on which sufficient shares are made available.

(10) COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company has entered into several non-cancelable leases, primarily related to the rental of certain facilities. Future minimum lease payments, by year and in the aggregate, under material operating leases. consisted of the following at December 31, 2004:

Year ended December 31,	Amount
2005	$ 145,000
2006	16,000
Total minimum lease payments	$ 161,000

Rent expense under operating leases was approximately $170,000 and $127,000 for the years ended December 31, 2004 and 2003, respectively.

(b) Employment Agreements

The Company maintains employment agreements, expiring at various intervals, with three executives of the Company. The employment agreements provide for a minimum salary, incentive compensation and certain benefits, among other items.

(c) Litigation

The Company received the final payment of $75,000 in 2003 in connection with a 2002 settlement agreement with Ecoin Co. Ltd.

From time to time the Company has been named in other claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Company's consolidated financial position, results of operations or liquidity.

(10) COMMITMENTS AND CONTINGENCIES *(continued)*

(d) Beijing E-world

In June 2003, On2 entered into two source code license and software distribution agreements with Beijing E-World Technology Co., Ltd ("E-world"). The two separate license arrangements granted E-World rights to use On2's source code in its video disk (EVD) and high definition television (HDTV) products and in its non-EVD/HDTV products.

The EVD/HDTV agreement provides that E-World will pay On2 $50,000 within 10 days of the effective date of the agreement and also establishes royalty rates for each unit manufactured. The arrangement provides that, beginning in the first calendar quarter of 2004 and continuing through the last quarter of 2005, E-world will pay On2 certain minimum amounts based on anticipated numbers of units to be manufactured in the relevant quarters (with excess actual units manufactured in 2004 reducing the subsequent year's minimum obligation). The total two-year minimum royalties is approximately $4,900,000.

The non-EVD/HDTV arrangement provides that E-World will pay On2 $250,000 within 10 days of the effective date of the agreement, $400,000 upon completion of the Initial Port (porting of the Encoder and Decoder to the Chips by E-World) and $350,000 within 6 months of completion of the Initial Port. The non-EVD/HDTV license arrangement also provides that, beginning in the first calendar quarter of 2004 and continuing through the last quarter of 2005, E-world will pay On2 certain minimum amounts based on anticipated numbers of units to be manufactured in the relevant quarters (with excess actual units manufactured in 2004 reducing the subsequent year's minimum obligation). The total two-year minimum royalties for the non-EVD HDTV license is approximately $100,000.

The initial payments aggregating $300,000 were received in June 2003.

Beyond the licensing of the software, On2 will provide E-World with phone and email source code porting, optimization and integration technical support for a period of 24 months from the date of the agreement at no additional charge. E-World can elect to receive an additional 12 months of technical support for an additional $38,000 under each of the two arrangements. Deferred revenue at December 31, 2004 includes $38,000 which will be recognized as revenue over the remaining six months of technical support. Through December 31, 2004 the Company has recognized cumulative revenue of $262,000 in connection with these agreements.

(10) COMMITMENTS AND CONTINGENCIES *(continued)*

(d) Beijing E-world (continued)

Under its agreements with E-World, as amended during the quarter ended December 31, 2003, On2 has agreed to pay to E-world a portion of royalties that the Company receives from sales to other customers in China. Cost of revenue for the year ended December 31, 2004 includes $47,000 paid to E-World.

E-World has not made the minimum quarterly payments provided for under the license agreements and in 2004 On2 commenced an arbitration proceeding seeking damages for E-World's failure to perform. On2's arbitration claim alleged that E-world had:

- Failed to make the quarterly payments;
- Failed to cause On2's software to be included in the EVD standard; and
- Failed to use best reasonable efforts to have On2's video codec ported to a chip.

On2 had requested that the arbitrator award it damages under the contract and grant it further relief as may be just and equitable. E-world responded by denying each of On2's claims and requested that the arbitrator find that E-world complied with the terms of the license agreements.

On March 10, 2005, the decision of the arbitrator was released. The arbitrator dismissed each of On2's claims and dismissed E-World's request for a declaration regarding meaning of certain language under the contracts. In particular, the arbitrator ruled that:

- E-World was not obligated to pay minimum royalty amounts beginning in the first quarter of 2004, because the parties had not ported VP6 to a jointly-selected digital signal processor ("DSP");
- E-World was not yet required to pay the remaining license fee due under the contracts; and
- Because E-World had submitted On2's compression software to be made part of the People's Republic of China industrial standard for EVD prior to December 2003, E-World was not in breach of its obligation to have On2's software included as part of the EVD standard.

The arbitrator further found that:

- the contracts remain in effect; and
- the parties have a continuing obligation to work towards porting On2's software to two commercially-available DSPs.

Although the arbitrator found that E-world did include the VP5 and VP6 codecs as part of its standards submissions to the Ministry of Information and China's Standards Accreditation Committee, On2 does not know whether the standards committee approved these recommendations or whether E-World will utilize the Company's compression technology in a manner that will generate revenue for the Company. In the event that E-World does begin to use VP5 or VP6 in its EVD devices, there is no guarantee that the EVD standard will be widely adopted in China or abroad or that we will receive any additional payments in connection with these agreements. In addition, E-World and Chinese authorities may choose to include other companies' video compression technologies in the EVD standard.

(10) COMMITMENTS AND CONTINGENCIES *(continued)*

(e) Other Matters

In July 2001, the Company entered into a Common Stock Purchase Agreement with RealNetworks, Inc. ("Real") whereby Real purchased 1,786,000 shares of the Company's Common Stock for net proceeds of $1,000,000 and entered into a Software Development and License Agreement with Real as its exclusive delivery platform for streamed content over the internet. The Company agreed to develop software plug-ins in order to incorporate the technologies of the Company and Real and to license its compression technology for use in Real's media delivery products and services for a four-year term. In order for the Company to develop the plug-ins described in the agreement, Real was to provide certain development software and fulfill certain other obligations. The Company believes that Real failed to deliver such software and perform such other obligations. During 2002, the Company notified Real that it had terminated the agreement. Real has disputed the Company's right to terminate the agreement and further claimed that the Company was in breach of the agreement. The Company responded by reiterating its position and has not had any subsequent contacts or discussions with Real. The Company believes that it had the right to terminate the agreement based on the nonperformance of Real. However, because the arrangement with Real was exclusive in certain respects, should it be determined that the termination was not effective, the Company could be restricted from supporting other software platforms, including certain components of the Company's software platform which have generated and are expected to continue to generate revenue under arrangements with customers. The accompanying financial statements do not include any provision for the outcome of this matter, which could have a material adverse effect on the Company's business and financial condition.

(11) RELATED PARTY TRANSACTIONS

During the years ended December 31, 2004 and 2003, the Company retained a law firm to perform certain legal services on its behalf and incurred approximately $38,000 and $56,000, respectively, for such legal services. A member of the board of directors is a partner at the law firm.

During the years ended December 31, 2004 and 2003, the Company retained a consulting firm to facilitate customer relationships in Asia and incurred approximately $122,000 and $108,000, respectively, for such services. A consultant at the consulting firm became a director in August 2003.

During the years ended December 31, 2004 and 2003, the Company's Chief Executive Officer served as a director for one of the Company's customers. The Company recognized revenue of $289,000 and $150,000 from this customer in 2004 and 2003, respectively.

(12) SUBSEQUENT EVENTS

Subsequent to December 31, 2004 Travelers exercised all of the remaining Series C-VI Preferred Warrants and the Company received proceeds of $2,247,000 and issued 4,012,000 shares of Common Stock.

Subsequent to December 31, 2004 Midsummer Investment Ltd. exercised all of the one-year Series D Warrants and the Company received proceeds from the exercise in the amount of $1,886,000 (net of $60,000 of expenses) and issued 2,994,000 shares of Common Stock.

Officers

Douglas A. McIntyre
Chairman, President and Chief Executive Officer

Eric Ameres
Chief Technology Officer, Executive Vice President Engineering

Timothy C. Reusing
Executive Vice President, Legal and Business Affairs and Secretary

Anthony Principe
Senior Vice President, Chief Financial Officer

Paul Wilkins
Senior Vice President, Research and Development

Jim Bankoski
Senior Vice President, Engineering

Chris Schapdick
Senior Vice President, Customer Relations and Business Development

Matt Frost
Senior Vice President, Legal Affairs

Mike Savello
Senior Vice President of Global Sales

Dan Scherer
Senior Vice President of Global Sales for DSP

Frank Galligan
Vice President, Application Development

Scott Lavarnway
Vice President of Embedded Systems Development

Linda Powers
Vice President, Human Resources and Administration

Board of Directors

Douglas A. McIntyre
Chairman, President and Chief Executive Officer

William A. Newman
Partner, McGuireWoods LLP

Tom Weigman
Independent Marketing Consultant, former Chief Marketing Officer of Intuit Inc. and Senior Vice President of Consumer Strategy and Communications, Sprint Corporation

J. Allen Kosowsky
J. Allen Kosowsky, CPA., P.C.

Mike Kopetski
International Trade Consultant, former member of the U.S. House of Representatives from the 5th District of Oregon.

Michael J. Alfant
Founder and Partner, Building2

General Information

Stock Information
On2 Technologies, Inc. is listed on the American Stock Exchange under the symbol ONT.

Independent Auditors
Eisner LLP

Transfer Agent and Registrar
Corporate Stock Transfer
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Denver, CO 80209